UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No.

MONTEREY GOURMET FOODS, INC.

(Name of Subject Company)

MONTEREY GOURMET FOODS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

612570101

(CUSIP Number of Class of Securities)

Eric C. Eddings

Chief Executive Officer

Monterey Gourmet Foods, Inc.

1528 Moffett Street

Salinas, California 93905

(831) 753-6262

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert W. Shapiro, Esq.

Shapiro Buchman Provine LLP

1333 No. California Blvd., Suite 350

Walnut Creek, California 94596

(925) 944-9700

and

Gary D. Gilson, Esq.

Husch Blackwell Sanders LLP

4801 Main Street, Suite 1000

Kansas City, Missouri 64112

(816) 983-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the subject company is Monterey Gourmet Foods, Inc. (the “Company”) and it is a Delaware corporation. The address of the principal executive offices of the Company is 1528 Moffett Street, Salinas, California 93905, and the Company’s telephone number is (831) 753-6262.

(b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock, par value $0.001 per share (the “Common Stock”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $.001 per share, of the Company (such rights, together with the shares of Common Stock, each a “Share”, and collectively, the “Shares”). As of the close of business on November 6, 2009, there were 17,414,953 Shares issued and 16,790,082 Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule relates to a tender offer by Pulmuone Cornerstone Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Pulmuone U.S.A., Inc., a California corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser on November 10, 2009 (as amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all outstanding Shares at a price of $2.70 per Share (such amount, the “Offer Price”), net to the stockholder in cash, without interest thereon, subject to any withholding of taxes required by applicable law, if any, payable by the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in this Schedule as the “Offer.” According to the Offer to Purchase, the Offer will expire at 12:00 midnight, Eastern Time, on Thursday, December 10, 2009. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 8, 2009 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), and each Share not acquired in the Offer will be cancelled and converted into the right to receive the Offer Price (other than (i) Shares owned directly or indirectly by Parent, Purchaser (including Shares received in the Offer) or the Company (as treasury stock or otherwise) and (ii) each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) that is held by a stockholder who (a) has not voted in favor of the adoption of the Merger Agreement or the Merger or otherwise consented in writing thereto; (b) has submitted a timely demand for appraisal; (c) continues to hold his or her Shares from the date of making a demand for appraisal through the Effective Time; (d) otherwise complies with the applicable statutory procedures to be entitled to demand appraisal rights under Delaware law; and (e) has properly demanded appraisal rights with respect to the Merger and has not otherwise withdrawn or lost his or her rights to demand appraisal rights under Section 262 of the DGCL). Following the Effective Time, the Company will continue as a wholly owned subsidiary of Parent (the Company after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement has been filed as Exhibit (e)(1) hereto, and is incorporated herein by reference.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer (the “Expiration Date”) that number of Shares which, together with the number of Shares (if any) then owned of record by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has direct or indirect sole voting power, represents at least a majority of the Shares outstanding on a fully diluted basis at the Expiration Date (the “Minimum Condition”). Parent and Purchaser have reserved the right, at any time, in their sole discretion to waive, in whole or in part, any condition to the Offer (except the Minimum Condition) or increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Pursuant to the Merger Agreement, however, without the prior written consent of the Company, neither Purchaser nor Parent will (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer; (iii) reduce the maximum number of Shares to be purchased in the Offer; (iv) amend or waive the Minimum Condition; (v) amend or modify any of the other conditions and requirements to the Offer set forth in Annex I to the Merger Agreement in a manner that is adverse to the holders of the Shares; (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement, or (vii) amend any other term of the Offer in a manner that is adverse to the holders of the Shares.

The Offer must remain open for 20 business days following (and including the day of) the commencement of the Offer. Pursuant to the Merger Agreement and subject to the rights of Purchaser to terminate the Merger Agreement and the Offer, if at the Expiration Date the conditions to the Offer are not satisfied or waived, Purchaser may extend the Offer for such period as Purchaser determines in order to permit the satisfaction of such conditions. However, such extension will be in increments of no more than 10 business days if on the Expiration Date, if all of the conditions to the Offer other than the Minimum Condition are satisfied or waived. However, Purchaser is not required to extend the Offer after the Company delivers, or is required to deliver, to Parent a notice with respect to an Acquisition Proposal (as defined in the Merger Agreement) that has been received by the Company, in accordance with the terms and conditions of the Merger Agreement, except to the extent that prior to the then scheduled Expiration Date (i) the Acquisition Proposal giving rise to such notice has been withdrawn or the Board of Directors of the Company (the “Company Board”) has rejected the Acquisition Proposal giving rise to such notice, (ii) the Company Board has reconfirmed the Company Board Recommendation (as defined in the Merger Agreement), and (iii) the withdrawal or rejection of such Acquisition Proposal and the reconfirmation of the Company Board Recommendation have been publicly announced by the Company.

Purchaser may extend the Expiration Date for any period required by the applicable rules, regulations, interpretations and positions of the U.S. Securities and Exchange Commission (“SEC”) or its staff. Further, Purchaser may, in its sole discretion, if necessary to reach the ownership threshold to effectuate a “short-form” merger in accordance with Section 253 of the DGCL of at least 90% of the then outstanding Shares, on a fully diluted basis, elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”) of up to 20 business days. Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as promptly as practicable after the applicable Expiration Date of the Offer (as it may be extended) and in any event in compliance with Rule 14e-1(c) under the Exchange Act. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the withdrawal rights described in the Offer to Purchase. Company stockholders have the right to, and can, withdraw Shares previously tendered at any time prior to the Expiration Date. Company stockholders may not, however, withdraw Shares tendered in this Offer during any subsequent offering period.

Any extension, delay, termination, waiver or amendment of the Offer or any subsequent offering period will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date or date of termination of any subsequent offering period. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make the announcement by issuing a press release and making an appropriate filing with the SEC).

If Purchaser makes a material change in the terms of the Offer, or waives a material condition to the Offer, it will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1),

14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changed term or information. In contrast, a minimum 10 business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in consideration offered or, subject to certain limitations, a change in the percentage of securities sought.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Company has agreed to provide Purchaser with mailing labels containing the names and addresses of all record holders of the Shares, security position listings, non-objecting beneficial owner lists and any other listings on computer files containing the names and addresses of all record and beneficial holders of the Shares and security position listings of the Shares held in stock depositories for the purpose of disseminating the Offer to the holders of Shares. Purchaser will mail the Offer to Purchase and the related Letter of Transmittal to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Purchaser is in care of Pulmuone U.S.A., Inc., 2315 Moore Avenue, Fullerton, California 92833. Information about the Offer, this Schedule, the Merger Agreement and related materials with respect to the Offer can be found on the SEC’s website at www.sec.gov or on the Company’s website at www.MontereyGourmetFoods.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Company Board representing a majority of the Company Board, other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change of control of the Company under the Company’s employment agreement with its Chief Executive Officer, Eric C. Eddings, and under the Company’s change in control severance agreements with Mr. Eddings, and with the Company’s Chief Financial Officer, Scott S. Wheeler, Senior Vice President, Michael P. Schall, Vice President of Innovation, Erika Cottrell, and Vice President of Operations, Dan Brown.

Executive Employment Agreement

The Company has entered into an employment agreement, dated as of September 15, 2006, with Mr. Eddings (the “Employment Agreement”). Pursuant to the Employment Agreement, the Company pays Mr. Eddings a competitive base salary per year. He is also eligible for an annual cash bonus based on performance and achieving certain goals. In addition, Mr. Eddings received an incentive stock option to purchase Shares that vests and is exercisable in equal installments on each of the first, second, and third anniversaries of his employment agreement. For 2008, Mr. Eddings received a base compensation of $310,000 and received incentive stock options to purchase 100,000 Shares. In accordance with the Employment Agreement and subject to the conditions therein, if Mr. Eddings is terminated by the Company Board without cause, Mr. Eddings will be eligible for severance compensation equal to twelve months of his then applicable base annual salary.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Employment Agreement for Mr. Eddings which has been filed as Exhibit (e)(2)(A) to this Schedule and is incorporated herein by reference.

Change in Control Arrangements

The Company has also entered into Change in Control Severance Agreements with Mr. Eddings, Mr. Wheeler, Mr. Schall, Ms. Cottrell, and Mr. Brown (collectively, the “Change in Control Agreements”). The compensation set forth in the Change in Control Agreements becomes payable upon each such executive’s termination or reduction in status, in each case occurring in connection with the closing of a sale or conveyance of all or a majority of the consolidated assets or business of the Company and its subsidiaries, directly or indirectly, whether through the sale of stock or other equity interests, the sale of assets, or by merger, consolidation or other business combination, or any combination thereof, or any other transaction or series of related transactions having an economic effect substantially equivalent to the above. In accordance with the Change in Control Agreements, upon the occurrence of such specified events, Mr. Eddings could be eligible to receive two years of his base salary, and Mr. Wheeler, Mr. Schall, Ms. Cottrell, and Mr. Brown could each be eligible to receive one year of their respective base salaries.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the form of Change in Control Agreement which has been filed as Exhibit (e)(2)(B) to this Schedule and is incorporated herein by reference.

Other Benefits

Each of the Company’s executive officers is eligible for incentive compensation, annual and/or long-term. Each executive officer is also eligible to participate in any plan relating to stock options, 401(k), medical, dental, disability or life insurance or other employee benefit plans that we have adopted, or may from time to time adopt, for the benefit of our executive officers and for employees generally. Each of the executive officers is also entitled to such customary perquisites and personal benefits, including the use of a Company automobile or an automobile allowance, and vacation leave as are consistent with our normal practices and established policies.

The following table shows potential payments that might have been paid to Mr. Eddings under his existing Employment Agreement and Change in Control Agreement and to our other executive officers under their existing Change in Control Agreements for various scenarios involving a change of control or termination of employment of each of our executive officers, assuming a December 31, 2009 termination date and, where applicable, using the proposed Offer Price of $2.70 as set forth in the Merger Agreement.

Termination and Change of Control Arrangements

The following table provides information about the potential incremental payments to our executive officers in the event of their termination or termination in connection with a change in control as of December 31, 2009.

	Mr. Eddings(3)	Mr. Wheeler(3)	Mr. Schall(3)	Ms. Cottrell(3)	Mr. Brown(3)
Termination Without Cause
Cash severance	$310,000	—	—	—	—
Unvested stock options	—	—	—	—	—

Total	$310,000	—	—	—	—

Change in Control
Cash severance(1)	$620,000	$204,000	$205,000	$160,000	$200,400
Unvested stock options(2)	$158,000	$94,800	—	$50,850	$47,400

Total	$778,000	$298,800	$205,000	$210,850	$247,800

(1)	A multiple of current base salary in the amounts of two times for Mr. Eddings and one times for Mr. Wheeler, Mr. Schall, Ms. Cottrell, and Mr. Brown.
(2)	All values reflected in the table assume a termination date of December 31, 2009, and, where applicable, reflect the proposed Offer Price of $2.70 as set forth in the Merger Agreement. All amounts reflect the incremental value to each of the executive officers in the event of a termination and do not include the value of any stock options vested prior to December 31, 2009. The equity value for the unvested options reflects the intrinsic value of such options (market price less exercise price).
(3)	In the event that any payments or benefits to which the individual becomes entitled to in accordance with the provisions of their employment agreement (or any other agreement with us or one of our affiliates) would otherwise constitute a parachute payment under Section 280G(b)(2) of the Code, then such payments and/or benefits (beginning with any benefit to be paid in cash thereunder) will be subject to reduction to the extent necessary to assure that the individual receives only the greater of (i) the amount of those payments which would not constitute such a parachute payment or (ii) the amount which yields the individual the greatest after-tax amount of benefits after taking into account any excise tax imposed under Section 4999 of the Code on the payments and benefits provided the individual under their employment agreement (or on any other payments or benefits to which the individual may become entitled in connection with any change in control or ownership of the Company or the subsequent termination of employment with the Company).

Treatment of Options

Pursuant to the Merger Agreement, the Company has agreed to take all actions necessary so that, immediately prior to the Effective Time, each option to purchase Shares (an “Option”) granted under the Company’s 2002 Stock Option Plan (the “2002 Option Plan”) and each Option granted outside of the 2002 Option Plan (the “Non-statutory Plan”, and together with the 2002 Option Plan, the “Option Plans”) that, in each case, is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (x) the excess, if any, of the Merger Consideration (to be equal to the Offer Price) over the exercise price per Share of the Option multiplied by (y) the number of Shares subject to the Option, subject to applicable withholding taxes (the “Option Cash Payment”), and as of the Effective Time shall cease to represent an option to purchase Shares, shall no longer be outstanding and shall automatically cease to exist, and each holder of an Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. Pursuant to the Merger Agreement, the Option Cash Payment shall be made promptly (and in any event within 15 business days) following the Effective Time.

Article 7 of the 2002 Option Plan and Section 8 of each Stock Option Agreement entered into with employees of the Company (each, an “Option Agreement”) with respect to Options granted under the Option Plans provide that, in the event of a “Transfer of Control” (as defined in each of the 2002 Option Plan and the Option Agreements), the Board may provide for the cancellation of such Options in exchange for a cash payment to the participants. The consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, will constitute a “Transfer of Control” for purposes of the Option Plans and Option Agreements. Further, Article 7 of the 2002 Option Plan and Section 8 of the Option Agreements provide that, in the event of a Transfer of Control, if an Option granted thereunder is not assumed or substituted by the successor corporation, the Option shall become immediately exercisable and vested as of the date 30 days prior to the date of the Transfer of Control, following which the Option shall terminate.

On October 8, 2009, the Company Board authorized that, pursuant to and in accordance with the Merger Agreement, at the Effective Time, each Option that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be cancelled in exchange for an amount in cash equal to (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such Option, less any required withholding taxes, multiplied by (ii) the number of Shares subject to such Option. If the exercise price of any Option equals or exceeds the Merger Consideration, such Option will be cancelled without payment of additional consideration, and all rights with respect to such Option will terminate as of the Effective Time.

The table below sets forth the value of the Option Cash Payment that each executive officer will realize upon the Effective Time.

Executive Officer	Option Cash Payment(1)
Eric C. Eddings	$158,000
Scott S. Wheeler	$94,800
Michael P. Schall	—
Erika Cottrell	$50,850
Dan Brown	$47,400

(1)	The dollar amount for each executive officer in the “Option Cash Payment” column is equal to the difference between the Merger Consideration and the exercise price of the relevant Options multiplied by the number of Shares underlying Options held immediately prior to the Effective Time. The calculations above are based on the Offer Price of $2.70 per Share, net to seller in cash, less any applicable withholding taxes.

The table below sets forth the value of the Option Cash Payment that each non-employee director will realize upon the Effective Time. Non-employee directors hold 343,750 Options, in the aggregate, that have an exercise price equal to or greater than the Merger Consideration. The non-employee directors will receive no Option Cash Payment for these Options.

Non-Employee Directors	Option Cash Payment(1)
Charles B. Bonner	$6,775
John H. McGarvey	$8,400
Viji Sampath	$9,213
Van Tunstall	$12,600
Mark C. Frandsen	$9,316
Walter L. Henning	$8,400
Tammy G. Katz	$9,325

(1)	The dollar amount for each non-employee director in the “Option Cash Payment” column is equal to the difference between the Merger Consideration and the exercise price of the relevant Options multiplied by the number of Shares underlying Options held immediately prior to the Effective Time. The calculations above are based on the Offer Price of $2.70 per Share, net to seller in cash, less any applicable withholding taxes.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Share Purchases Under Employee Stock Purchase Plan

On October 8, 2009, upon the authorization of the Company Board, the Company amended its 1995 Employee Stock Purchase Plan (the “ESPP”) to provide (i) that no new offering periods shall commence after October 8, 2009, and (ii) that the ESPP shall, at the Acceptance Time, terminate and all accumulated payroll deductions thereunder shall be returned to ESPP participants. The most recent offering period under the ESPP terminated on August 1, 2009. All accumulated payroll deductions under the ESPP from August 1, 2009 through October 8, 2009 shall be returned to ESPP participants at the Acceptance Time.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Indemnification and Exculpation of Executive Officers and Directors

The Merger Agreement provides that, for six years from and after the Acceptance Time, Parent shall, or shall cause the Surviving Corporation to, provide indemnification and exculpation for each person who has been prior to October 8, 2009, or who becomes prior to the Effective Time an officer or director of the Company or any of its subsidiaries, which is at least as favorable to such persons as the exculpation and indemnification provided to such persons by the Company and its subsidiaries immediately prior to October 8, 2009.

Directors’ and Officers’ Insurance

The Merger Agreement provides that Parent shall either cause to be maintained in effect, for a period of six years after the acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or cause to be provided substitute policies covering acts or omissions at or prior to the Acceptance Time with respect to those persons who are currently covered by the Company’s directors’ and officers’ and fiduciary liability insurance in effect as of the date of the Merger Agreement or those persons who, prior to the Effective Time, are designated to fill any vacancies on the Company Board pursuant to the Merger Agreement, or obtain, in consultation with the Surviving Corporation, a “tail policy” covering acts or omissions at or prior to the Acceptance Time for a period of six years after the Acceptance Time, in either case of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the persons covered by the Company’s current directors’ and officers’ and fiduciary liability insurance policy, except that neither Parent nor the Surviving Corporation shall be required to pay with respect to such insurance policies in respect of any one policy year more than 250% of the annual premium paid by the Company for such insurance for the fiscal year ended December 31, 2009.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ liability insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

(b)	Arrangements with Parent, Purchaser or Their Affiliates

The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and Purchaser or Parent relating to the Offer.

The Merger Agreement

The summary of the Merger Agreement contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, is incorporated in this Schedule by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide Company stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to exceptions set forth on disclosure schedules and a contractual standard of materiality.

The Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and Pulmuone Holdings Co. Ltd., a Korea-based holding company (“Pulmuone”), entered into a confidentiality agreement, dated as of May 27, 2009 (the “Confidentiality Agreement”). Parent is a direct subsidiary of Pulmuone. Under the Confidentiality Agreement, Pulmuone Holdings, on behalf of itself, its affiliates (including but not limited to Parent and Purchaser), and its representatives, agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company. This summary of the Confidentiality Agreement and Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement which has been filed as Exhibit (e)(3) to this Schedule and is incorporated herein by reference.

Representation on the Company Board

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Purchaser is entitled to designate directors to serve on the Company Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Purchaser bears to the total number of Shares then outstanding. The Company has agreed, upon Purchaser’s reasonable request, to promptly increase the size of the Company Board and use its commercially reasonable efforts to secure resignations of such number of its incumbent directors, and to cause Purchaser’s designees to be elected or appointed to the Company Board at such time. The Company shall also, upon Purchaser’s request, cause the directors elected or designated by Parent to the Company Board to serve on and constitute the same percentage as is on the Company Board (but no less than a majority) of (i) each committee of the Company Board, (ii) each board of directors and each committee thereof of each wholly owned subsidiary of the Company and (iii) the designees, appointees or other similar representatives of the Company on each board of directors (or other similar governing body) and each committee thereof of each non-wholly owned subsidiary of the Company.

Until the Effective Time, the Company Board will have at least 3 directors who were directors of the Company on October 8, 2009 and who were not officers of the Company and who are independent directors for purposes of the applicable listing and corporate governance rules and regulations of FINRA (the “Continuing Directors”). However, if the number of Continuing Directors is reduced below three (3) for any reason, the remaining Continuing Directors shall be entitled to elect or designate a person meeting the foregoing criteria to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three (3) persons meeting the foregoing criteria to fill such vacancies, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

So long as there is at least 1 Continuing Director, (i) any amendment or termination of the Merger Agreement requiring action by the Company Board, (ii) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are to the benefit of the Company, or (iv) any exercise of the Company’s rights or remedies under the Merger Agreement shall require the concurrence of a majority of the Continuing Directors (or of the sole Continuing Director if there is only 1 Continuing Director).

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Recommendation of the Company Board

The Company Board recommends that you accept the Offer, tender your Shares pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

After careful consideration by the Company Board, including a thorough review of the Offer with the assistance of its legal advisors and the Company’s senior management and financial advisor, at a meeting held on October 8, 2009, the Company Board:

(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders;

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

(iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser in the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

In addition, the Company Board also approved a resolution providing that (i) the Shareholder Protection Rights Agreement, dated as of July 1, 2008, by and between the Company and Corporate Stock Transfer, Inc. (the “Rights Agreement”) shall be inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) in connection with the transactions contemplated by the Merger Agreement, neither Parent nor Purchaser shall be an “Acquiring Person” (as such term is defined in the Rights Agreement), neither a “Distribution Date” nor a “Shares Acquisition Date” (as such terms are defined in the Rights Agreement) shall occur, and the Rights (as such term is defined in the Rights Agreement) shall not become exercisable, by reason of (A) the public or other announcement of the Merger Agreement or any transaction contemplated thereby or arising in connection therewith (including the Offer and the Merger), (B) the approval, execution or delivery of the Merger Agreement or any memorandum of understanding contemplating the execution of the Merger Agreement, or (C) the announcement, commencement or consummation of the Offer, the Merger, or any other transaction contemplated by or arising in connection with the Merger Agreement execution or delivery of the Merger Agreement or the consummation of the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and (iii) the Rights Agreement shall terminate immediately prior to the consummation of the Merger; provided, however, that if the Merger Agreement shall be terminated and the transactions contemplated therein shall not be consummated, then the resolution shall be deemed automatically to be repealed without further action of the Company Board and shall be void and of no force or effect.

Lastly, the Company Board approved a resolution providing that (i) the ESPP shall be amended to provide that no new Offering Periods (as defined in the ESPP) shall commence after October 8, 2009, the date of the Merger Agreement, and (ii) the ESPP shall, at the Acceptance Time, terminate and all accumulated payroll deductions thereunder shall be retuned to ESPP participants.

A letter to the Company’s stockholders communicating the Company Board’s recommendation has been filed herewith as Exhibit (a)(2) and is incorporated herein by reference. A copy of a press release issued by the Company, dated October 8, 2009, announcing the execution of the Merger Agreement, has been filed herewith as Exhibit (a)(5)(B) and is incorporated herein by reference.

(b)	Background of the Transaction

The following chronology summarizes the key meetings and events that led to the Company’s signing of the Merger Agreement. In this process, the Company held many conversations, both by telephone and in-person, about possible strategic alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of the Company or between the Company and other parties.

As part of its ongoing evaluation of the business, the Company Board has regularly met with Company management to discuss and review possible strategic directions for the Company in light of its financial performance, developments in the industry, and the competitive markets in which it operates. These meetings have also addressed, from time to time, possible strategic and restructuring alternatives, including acquisitions, a sale or strategic merger of the Company, the closing or sale of certain assets or subsidiaries of the Company, capital formation or other investment transactions, and continuing operations as a standalone business.

In May 2008, the Company engaged William Blair & Company, L.L.C. (“William Blair”), as its financial advisor, to assist the Company in identifying candidates for acquisition by the Company and conducting a review of other possible strategic alternatives. William Blair was chosen as the Company’s financial advisor in part due to its extensive experience in mergers and acquisitions advisory services, as well as its experience with consumer products and food and beverage companies.

From May 2008 through November 2008, the Company Board, with the assistance of William Blair, discussed the ability of the Company to grow and compete effectively in a challenging business environment. The Company sought to address recurring financial losses, the volatility of its earnings, recent difficulty in meeting financial projections, the lack of institutional investor interest in the Shares, and the growing costs of being a public company. These discussions also included the Company’s ability to expand its customer base and product lines, close or sell certain assets or subsidiaries, access capital, become privately held, and successfully continue operations on a standalone basis. During this time, the Company Board identified and approached strategic merger prospects and acquisition candidates, but found insufficient interest on the part of such parties to complete a transaction. These discussions were informational and exploratory in nature and did not give rise to the pursuit of any specific strategic transactions.

In early November 2008, a private equity fund manager (“Firm A”) approached the Company. Over a period of several weeks, Firm A completed several exploratory calls with Company management and conducted an in-person meeting at the Company’s Kent, Washington facility.

On December 2, 2008, the Company Board received an unsolicited, non-binding expression of interest from Firm A to acquire all outstanding Shares for $2.50 per Share in cash, funded with a combination of equity and debt financing. The closing market price for the Shares on December 2, 2008 was $1.22. This expression of interest was based on publicly available information about the Company, and contained a request to conduct additional due diligence on the Company to confirm the price offered per Share.

On December 3, 2008, at a regular, in-person meeting, the Company Board evaluated Firm A’s expression of interest. After a lengthy discussion, and based upon its view of the value of the Company, the Company Board determined that this offer was inadequate. At the Company Board’s direction, William Blair contacted Firm A to explain that the proposal from Firm A was inadequate; however, William Blair offered to arrange a meeting between Firm A and Company management for further due diligence upon execution of a confidentiality agreement.

During this meeting, the Company Board established the Strategic Opportunity Review Committee (the “Committee”), comprised of three outside directors—Messrs. McGarvey, Tunstall, and Sampath. The Company Board reviewed and approved a charter to govern the Committee and its proceedings. The charter authorized the Committee to, among other things, evaluate strategic opportunities and proposals from outside sources that may impact the Company’s capital structure or its stockholders.

Also during this meeting, management and the Company Board discussed the Company’s financial performance for the third quarter of 2008 and the outlook for the fourth quarter of 2008. Mr. Eddings, the Company’s Chief Executive Officer and President, indicated that 2008 fourth quarter revenue likely would be flat compared to the fourth quarter of 2007 due to reduced demand and cancelled product orders caused by the economic recession. Mr. Eddings and Mr. Wheeler, the Company’s Chief Financial Officer, also presented to the Company Board historical and projected 2009 financial information for the Casual Gourmet Foods, Inc. subsidiary (“CGF”), and addressed the likelihood that CGF would suffer operating losses during 2009 due to competition and the loss of significant business from its largest customer. In light of previous unsuccessful attempts to sell CGF, the Company Board authorized Company management to terminate the operations of CGF, transfer its registered trademark to the Company for continued use on other products, and proceed to wind up the operations of CGF. Further, the Eugene, Oregon and Kent, Washington operations were to be combined in order to consolidate operations and achieve cost savings.

On December 5, 2008, the Company Board engaged Husch Blackwell Sanders LLP (“HBS”) as its special outside legal advisor, primarily to assist the Committee in responding to inquiries about the acquisition of all, or a portion of, the Company.

On December 10, 2008, the Company executed an amendment of its engagement letter with William Blair to expand William Blair’s services to include assisting the Committee in evaluating and responding to any unsolicited inquiries regarding an acquisition of all or a portion of the Company or, if determined by the Committee, contacting third parties regarding their interest in a potential strategic transaction with the Company.

On December 23, 2008, Firm A executed a confidentiality and standstill agreement with the Company.

From January 6, 2009 through January 8, 2009, Company management and William Blair met with Firm A to, among other things, conduct on-site due diligence visits to the Company’s Salinas, California and Kent, Washington facilities.

On January 9, 2009, the Company received an unsolicited, non-binding expression of interest to acquire all outstanding Shares for $1.18 per Share in cash from a private equity firm (“Firm B”). The expression of interest was based on publicly available information about the Company and contained a request to conduct additional due diligence of the Company to confirm the price offered per Share. The closing market price for the Shares on January 9, 2009 was $1.03. The Committee conducted a special telephonic meeting to discuss this expression of interest and deemed the offer to be inadequate based upon its view of the value of the Company. No further correspondence occurred with Firm B.

On January 12, 2009, Firm A contacted William Blair telephonically to indicate that its earlier proposal of an all-cash offer for all outstanding Shares for $2.50 per Share would be revised downward to $2.00 per Share as a result of Firm A’s due diligence evaluations, and in particular the Company’s revenue trends and concentration of sales among a limited number of customers.

On January 14, 2009, the Committee met telephonically to discuss the revised proposal from Firm A. Following a presentation by William Blair of certain financial analyses of Firm A’s offer, the Committee determined that this revised proposal of $2.00 per Share was inadequate based upon its view of the value of the Company. It was decided not to pursue further discussions with Firm A.

During this meeting, the Committee determined not to recommend actively exploring a sale of the Company. The Committee encouraged Company management to focus on improving the Company’s financial performance in order to meet or exceed internal 2009 financial targets.

Following the January 14, 2009 Committee meeting, at the direction of the Committee, William Blair contacted Firm A telephonically to inform Firm A that the Committee did not wish to continue discussions regarding an acquisition of the Company by Firm A.

On March 12, 2009, Company management met with an investment company that held Shares (“Firm C”), at Firm C’s request.

On March 18, 2009, Company management met with Cappello Capital Corp. (“Cappello”), investment bankers for Pulmuone, at Cappello’s request, regarding Pulmuone’s interest in undertaking a strategic investment in the Company to expand Pulmuone’s product distribution in the U.S. Cappello did not reveal the identity of Pulmuone.

On April 2, 2009, Firm C, in conjunction with a private equity firm, contacted Company management indicating orally that it was interested in acquiring all outstanding Shares for approximately $2.10 per Share. The closing market price for the Shares on April 2, 2009 was $1.16. The Committee discussed this expression of interest and deemed the offer to be inadequate based upon its view of the value of the Company. At the Committee’s direction, William Blair communicated this information to Firm C.

Shortly thereafter, on April 10, 2009, Firm C contacted William Blair to inform them that it would not be able to offer a price for the Company that it felt the Company Board would find attractive.

On April 20, 2009, Firm C again contacted William Blair to inform them that Firm C had joined with a different private equity firm (“Firm D”) for purposes of preparing a bid for the Company. Firm C and Firm D each executed a confidentiality and standstill agreement with the Company, and Firm C disclosed that it owned approximately 4% of the outstanding Shares.

On April 23, 2009, Company management met with Firm C at the Company’s Kent, Washington facility.

During the week of April 27, 2009, Firm C and Firm D conducted on-site due diligence visits to the Company’s Salinas, California and Kent, Washington facilities and held several discussions with William Blair and Company management.

On May 13, 2009, Firm C and Firm D sent the Company a non-binding indication of interest to acquire all outstanding Shares for $2.10 to $2.30 per Share. It was subject to financing and confirmation that the Company was expected to achieve EBITDA in 2009 of $7.8 million. The closing market price for the Shares on May 13, 2009 was $1.75. The Committee met telephonically to discuss this indication of interest. After discussion, the Committee determined that this offer was inadequate based upon its view of the value of the Company and the fact that the proposal was subject to a financing contingency. At the Committee’s direction, William Blair contacted Firm C to explain that the proposal from Firm C and Firm D was deemed inadequate. William Blair noted that the financing condition of the proposal, among other aspects, was of concern to the Committee. William Blair offered to provide access to Company management for further due diligence by Firm C and Firm D in an effort to improve their proposal.

On May 18, 2009, Cappello, on behalf of Pulmuone, contacted the Company to ascertain whether the Company would be willing to discuss the possibility of entering into a strategic alliance or some other business combination with Pulmuone.

On May 20, 2009, Firm C and Firm D conducted additional due diligence on Company trends and growth opportunities via conference call with Company management and William Blair. Over the course of the following two weeks, William Blair and Company management responded to due diligence requests by Firm C and Firm D with additional financial and other information.

The Company and Pulmuone executed a confidentiality agreement on May 27, 2009 to facilitate the Company in providing Pulmuone and its affiliates, including Parent, access to non-public information concerning the Company.

On May 28 and 29, 2009, Pulmuone met with the Company to discuss a possible investment in the Company or other strategic transaction. During these meetings, representatives of Pulmuone also toured the Company’s facility in Kent, Washington.

On June 10, 2009, the Company met with Pulmuone and Cappello at the offices of Cappello to discuss a possible transaction. Cappello gave a presentation regarding possible growth opportunities, including with respect to research and development and sales and distribution, that could potentially result from a partnership between Pulmuone and the Company. On June 11, 2009, the Company toured the facility of Pulmuone Wildwood, Inc. (“Wildwood”) in Fullerton, California. On June 26, 2009, Cappello began a high-level financial due diligence review of the Company and its operations.

On June 11, 2009, after several weeks of financial due diligence regarding projected revenue growth; commodity prices; selling, general and administrative expenses; and cost savings initiatives, and interviews with Company management regarding second quarter profits to date, Firm C and Firm D submitted a revised, non-binding indication of interest to acquire all outstanding Shares for $2.25 to $2.45 per Share. The revised non-binding indication of interest was not subject to financing, but was conditioned on confirmation that the Company was expected to achieve $6.8 million of EBITDA in 2009. The Committee determined that this offer should be discussed by the Company Board at its next regular meeting scheduled for June 18 and 19, 2009. William Blair informed Firm C that the Company Board would respond to its latest proposal after the upcoming meeting.

On June 17, 2009, William Blair and Company management conducted a conference call with Cappello to discuss Pulmuone’s interest in making a strategic investment in the Company.

On June 18 and 19, 2009, the Company Board held a regular meeting in-person. During this meeting, the Committee reviewed the revised indication of interest from Firm C and Firm D, certain valuation analyses prepared by Company management and certain financial analyses of the revised indications of interest prepared by William Blair. The closing market price for the Shares on June 18, 2009 was $1.75. The Company Board unanimously determined that it was in the best interests of Company stockholders to reject the revised indication of interest from Firm C and Firm D as inadequate based upon its view of the value of the Company. At the Company Board’s direction, William Blair communicated this message to Firm C and Firm D.

On June 19, 2009, the Company held its annual meeting of stockholders. A representative of Firm C attended the annual stockholders meeting, met with each director on the Company Board, and expressed to each his intent that Firm C would acquire the Company.

On July 1 and 2, 2009, Pulmuone and Cappello traveled to Salinas, California to meet with Company management and other Company representatives to discuss the Company’s business operations and to tour the Company’s production facilities there.

On July 9, 2009, Pulmuone, Cappello, the Committee, and William Blair met in Santa Monica, California. During this meeting, Pulmuone provided a detailed overview of its operations, including the operations of its U.S. subsidiary, and its strategic plans to grow its U.S. operations. Cappello outlined a proposed transaction structure in which Pulmuone would acquire in excess of 50% ownership for cash consideration and possibly the contribution of its U.S. subsidiary. Cappello stated that the proposed valuation would be at a traditional premium to the Company’s then-current Share price, which was $1.69 on July 8, 2009. Under Pulmuone’s proposed transaction structure, the cash consideration would remain with the Company and would be used to finance additional acquisitions. Cappello noted that Pulmuone was very flexible in terms of transaction structure and would be willing to consider the purchase of 100% of the Company for cash if preferred by the Company Board. The Committee indicated to Pulmuone and Cappello that the Company was not for sale; however, the Committee would carefully consider an attractive proposal. The parties agreed to continue discussions and begin preliminary due diligence.

Following the meeting, the Committee and William Blair discussed possible transaction structures. The Committee expressed concern that the proposed acquisition of a controlling interest in the Company, in which the proceeds would remain with the Company, would provide little, if any, liquidity to Company stockholders. The Committee members discussed recent feedback that Company management had received from certain of the Company’s large stockholders that were concerned about the lack of liquidity in the Shares and also discussed the many challenges the Company faced as a small, publicly held company. The Committee determined that at an appropriate valuation, Company stockholders may prefer a liquidity opportunity. The Committee directed William Blair to follow up with Cappello and convey the Committee’s view that Company stockholders were unlikely to be interested in a transaction in which control of the Company was sold without meaningful liquidity for all stockholders and that an acquisition of the Shares for cash consideration at an appropriate valuation, would be of greater interest to Company stockholders and the Committee.

On July 14, 2009, William Blair and Cappello participated in a teleconference to discuss possible structures for a proposed transaction between Pulmuone and the Company. William Blair conveyed the Committee’s view that the stockholders of the Company would be most supportive of an all-cash offer for all of the outstanding shares of the Company rather than a strategic investment by Pulmuone in the Company. Cappello agreed to discuss this proposed transaction structure with Pulmuone. On July 23, 2009, Pulmuone held a teleconference with Company management to discuss the Company’s product lines.

From mid-July, 2009 through early August, 2009, Pulmuone conducted additional due diligence on the Company.

On August 4, 2009, the Company received an unsolicited letter from Firm D and Firm E, an investment vehicle organized by a principal of Firm C for the purpose of consummating a transaction with the Company and Firm D. In the letter, Firm D and Firm E reaffirmed the June 11, 2009 proposal made by Firm C and Firm D to acquire all outstanding Shares for $2.25 to $2.45 per Share.

On August 5, 2009, the Committee met telephonically with William Blair and HBS to discuss the most recent letter from Firm D and Firm E. The directors’ fiduciary duties in the context of considering and approving a sale of the Company were discussed. During this meeting, the Committee instructed William Blair to inform Pulmuone that the Company was addressing another unsolicited offer. At the Committee’s direction, William Blair contacted Firm D and Firm E and noted that although the Committee had previously indicated that the range of value indicated in the proposal was inadequate, the Committee would be willing to review the restated August 4, 2009 proposal. William Blair suggested that Firm D and Firm E improve their proposal for the acquisition of all of the Shares and submit a specific price per Share.

On August 7, 2009, the Company received a non-binding letter of intent from Parent to acquire all of the outstanding Shares for $2.50 to $2.65 per Share. This letter of intent requested a 60 day exclusive negotiation period for Parent to conduct confirmatory due diligence and negotiate a definitive merger agreement. The proposal was not subject to any financing contingencies.

On August 8, 2009, the Committee met telephonically with William Blair and HBS to discuss and consider the non-binding letter of intent received from Parent. During this meeting, the Committee discussed with William Blair the possibility of Parent increasing its most recent price indication and the Committee’s desire to receive from Parent an exact price per Share rather than a price range. The Committee directed William Blair to request a higher price per Share from Parent and an exact price per Share rather than a price range.

Also during this meeting, the Committee directed William Blair to request a higher price per Share from Firm D and Firm E and an exact price per Share rather than a range so that the Committee could evaluate the competing proposals on a comparable basis. The Committee instructed William Blair to inform Firm D and Firm E that the Company had received a competing offer, and that if Firm D and Firm E remained interested in pursuing a strategic transaction with the Company at a price in excess of the August 4, 2009 proposal, the Company would provide updated due diligence information, including financial projections, to ensure that Firm D and Firm E were able to prepare a proposal based on the same financial information provided to Parent.

In light of the competing proposals, both at premiums in excess of 64% to the Company’s August 7, 2009 closing Share price of $1.37, the Committee wished to maintain the ability to explore the possible existence of other, more attractive offers, but understood that such action could jeopardize the proposals from Parent and Firm D and Firm E. To address these competing interests, the Committee discussed with William Blair and HBS the possibility of actively soliciting additional indications of interest for the Company from other parties during a “go shop” period after a definitive agreement had been executed.

On August 10, 2009, William Blair contacted Firm D and Firm E to discuss their interest in a transaction with the Company and to offer additional due diligence information, including more recent financial projections. Firm D and Firm E confirmed their continued interest and informed William Blair that they would submit a revised proposal after reviewing the additional due diligence information. William Blair provided Firm D and Firm E with additional financial and other due diligence information and scheduled conference calls with Company management for August 11 and 12, 2009.

During discussions with Cappello on August 11 and 12, 2009, William Blair requested an increase to the price range proposed by Parent and an exact per Share price indication rather than a price range. William Blair informed Cappello that any acquisition agreement would need to contain a “go shop” provision pursuant to which the Company would be permitted to solicit, encourage, and facilitate proposals for a competing transaction from third parties. Cappello informed William Blair that Parent would not allow the Company to actively solicit additional indications of interest from third parties in the event a definitive acquisition agreement was signed.

On August 13, 2009, the Committee, along with William Blair and HBS, conducted a telephonic meeting to consider whether or not to engage in a sale process or a pre-signing market check prior to entering into one of the transactions under consideration. The Committee discussed the alternative of entering into an agreement with one of the interested parties but reserving the right to seek acquisition proposals from other parties during a “go shop” period following execution of a definitive acquisition agreement and concluded that such a “go shop” right would ensure that the Company Board had an opportunity to evaluate and consider credible alternative offers. The Committee also expressed concern over the requested 60 day exclusivity period contained in Parent’s most recent proposal.

On August 13, 2009, Parent submitted to the Company a revised, non-binding letter of intent to acquire all outstanding Shares for $2.575 per Share. The proposal was not subject to a financing contingency and did not include a “go shop” period.

Also on August 13, 2009, Firm D and Firm E submitted to the Company Board a revised, non-binding indication of interest to acquire the assets of the Company’s Monterey Pasta Company operations and CGF (collectively, the “Pasta Business”) for $24.5 million to $27.5 million, or, alternatively, to acquire all outstanding Shares for $2.25 to $2.45 per Share. The revised indication of interest was not subject to a financing contingency; however, the proposal was subject to confirmation that the Company was expected to achieve $6.8 million of EBITDA in 2009.

On August 14, 2009, the Committee met telephonically with William Blair and HBS to discuss the most recent proposal from Firm D and Firm E and the most recent proposal from Parent. The Committee discussed at length the fiduciary duties of the directors and the Committee’s desire to either conduct a market check prior to entering into an acquisition agreement, or to require that any acquisition agreement include a “go shop” provision. The Committee determined to proceed with discussions, and to require a “go shop” provision as a part of any acquisition transaction. The Committee discussed substantial concerns related to a sale of only the Pasta Business, including the remaining public company expenses and overhead expenses, and lack of liquidity for existing and potential stockholders. Therefore, the Committee determined to further explore the highest proposal to acquire all outstanding Shares. The Committee directed William Blair to seek an improved offer from Parent.

Later on August 14, 2009, during a telephone conference with the Committee and HBS, William Blair advised that Cappello indicated that Parent may be willing to increase their price slightly, but would resubmit the range of $2.50-$2.65 per Share. During this meeting, William Blair informed the Committee that Parent might wish to offer certain members of Company management employment with the surviving corporation following the completion of a transaction. The Committee instructed Company management not to participate in negotiations until their employment arrangements were clarified. The Committee instructed William Blair to seek a specific price per Share in excess of $2.575 per Share.

On August 15, 2009, William Blair informed Cappello of the Committee’s position that Parent’s proposal was inadequate. On August 16, 2009, Cappello informed William Blair that Cappello was authorized to increase Parent’s proposal to no more than $2.69 per Share. William Blair negotiated to increase the price further, however Cappello was adamant that Parent was not willing to increase its offer price above $2.69 per Share. After further discussion, Cappello explained that if the Company Board would support such a transaction with Parent, Parent would be willing to proceed with a transaction at $2.70 per Share in cash consideration.

After additional negotiations with William Blair, on August 17, 2009, Cappello, on behalf of Pulmuone and Parent, further revised its valuation and forwarded to William Blair a revised term sheet with a proposed price per Share of $2.69. The proposal from Parent was not subject to financing. Later that day, the Committee met telephonically with William Blair and HBS to discuss this proposal.

Also on August 17, 2009, Pulmuone again toured the Company’s production facilities in Kent, Washington. On August 18, 2009, Pulmuone again toured the Company’s facilities in Salinas, California.

On August 17, 2009, legal counsel for Parent, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), and HBS conducted a teleconference to discuss various legal issues concerning Parent’s proposed letter of intent, including the Committee’s request that a definitive transaction agreement include a “go shop” right.

On August 19, 2009, the Committee met telephonically with William Blair and HBS to (i) reconsider the proposal from Firm D and Firm E to acquire all of the assets of the Pasta Business for $24.5 million to $27.5 million or, alternatively, to acquire all outstanding Shares for $2.25 to $2.45 per Share, and (ii) review the proposal from Parent to acquire all outstanding Shares for $2.69 per Share. Shapiro Buchman Provine LLP (“SBP”), regular legal counsel to the Company, and Walter Henning, Vice-Chairman of the Company Board, also participated in this meeting.

During this meeting, William Blair presented various financial analyses related to the proposals and responded to Committee questions. Also at this meeting, the Committee fully considered the proposal by Firm D and Firm E to purchase only the Pasta Business. Among other things, the Committee noted that a transaction with this structure would (i) leave the Company with few, if any, proceeds following distribution to Company stockholders, (ii) not provide full liquidity to Company stockholders, (iii) create a disproportionate overhead burden on the remaining portion of the Company’s business, (iv) be a taxable transaction, (v) leave the Company as a much smaller public reporting company, that might possibly fail to meet NASDAQ listing standards, and (vi) damage relationships with sales personnel and customers necessary to support the remaining Company business. Regarding the alternative proposal from Firm D and Firm E to purchase all outstanding Shares, William Blair noted that Firm D and Firm E had not yet responded to the Committee’s request for an improved proposal at an exact price per Share.

The Committee reviewed with William Blair, HBS, and SBP various aspects of the two proposals to acquire all of the Shares, noting the substantial difference in price and that Parent’s proposal was not contingent on obtaining financing or meeting EBITDA targets. William Blair also presented an analysis of the break-up fee proposed in the letter of intent from Parent. HBS discussed with the Committee the directors’ fiduciary duties in the context of considering and approving a sale of the Company.

Following extensive discussion, the Committee unanimously recommended to the Company Board that it authorize William Blair and HBS to continue discussions and negotiate a letter of intent with Parent, reflecting a per Share price of $2.70 (rather than $2.69), a 30 day “go shop” period, and an exclusive negotiation obligation lasting no longer than 45 days.

Following the Committee meeting on August 19, 2009, the Committee received a letter from Firm E reaffirming an expression of interest in acquiring either all of the Pasta Business, or alternatively, all outstanding Shares, and (i) alleging that the Committee and the Board had not adequately considered its prior expressions of interest; (ii) alleging that Mr. Tunstall’s service as a director violated the Company Board’s retirement policy, and (iii) suggesting that the Company Board investigate a supposed conflict of interest arising out of Mr. Tunstall’s prior affiliation with Wildwood, a company acquired by Parent in April 2004.

On the morning of August 20, 2009, the Committee met telephonically with William Blair and HBS to discuss the letter received on August 19, 2009 from Firm E. The Committee discussed each of the allegations set forth in the August 19, 2009 letter at length and concluded that they were without merit because: (i) prior expressions of interest by Firm C, Firm D, and Firm E had been thoroughly analyzed and considered, (ii) Mr. Tunstall’s service did not violate any policy of the Company Board, and (iii) Mr. Tunstall’s service at Wildwood ended several months before Parent had even approached Wildwood, and, accordingly, Mr. Tunstall was first introduced to Parent this year as a member of the Committee.

In the afternoon of August 20, 2009, the Company Board met telephonically with William Blair, HBS, and SBP to review (i) the most recent expression of interest from Firm D and Firm E, and (ii) the most recent proposal from Parent. Messrs. Eddings and Wheeler did not participate in this meeting given Parent’s intention to engage in negotiations regarding employment opportunities following the transaction. During this meeting, William Blair presented financial analyses related to the two proposals and responded to questions from the Company Board.

The Company Board discussed and analyzed the proposal by Firm D and Firm E to split up the Company by selling only the Pasta Business. This analysis considered, among other things, that a transaction with this structure would (i) leave the Company with few, if any, proceeds following distribution to Company stockholders, (ii) not provide full liquidity to Company stockholders, (iii) create a disproportionate overhead burden on the remaining portion of the Company’s business, (iv) be a taxable transaction, (v) leave the Company as a much smaller public reporting company, that might possibly fail to meet NASDAQ listing standards, and (vi) damage relationships with sales personnel and customers necessary to support the remaining Company business.

William Blair also presented to the Company Board an analysis of the break-up fee proposed by Parent and its analysis of the impact of the Company’s net operating losses on the various proposals. HBS discussed the directors’ fiduciary duties in the context of considering and approving a sale of the Company and responded to questions from the Company Board. The Company Board also reviewed the Company’s current and historical financial condition, and results of operations. The prospects of the Company were discussed, as were the Company’s financial plan, inconsistency in meeting financial projections and the anticipated challenges of remaining an independent public company. The Company Board also noted the fact that the Company has a significant concentration of customers and products. The Company Board and Company management did not anticipate that sales of recently announced products and new customer relationships were likely to substantially change this concentration. Then, upon the Committee’s recommendation, the Company Board determined that the proposal from Parent was sufficiently attractive relative to other available strategic options, including remaining publicly held, and the Company Board directed William Blair, HBS, and SBP to negotiate a sale of the Company with Parent with the goals of obtaining a per Share price of $2.70 (rather than $2.69), a 30 day “go shop” period, and an exclusive negotiation obligation lasting no longer than 45 days.

At this meeting, the Company Board also discussed a response to Firm D and Firm E regarding their latest proposal and the allegations contained in the August 19, 2009 letter to the Company Board.

During the evening of August 20, 2009, the Company began to prepare an electronic data room to facilitate more extensive legal and financial due diligence.

On August 21, 2009, at the Committee’s direction William Blair informed Firm D and Firm E in writing that the Committee and the Company Board had determined not to accept the transaction proposal set forth in their August 13, 2009 letter and that the Company was entering into an exclusive negotiating arrangement with another bidder with respect to a possible sale of the Company.

On August 24, 2009, Parent and the Company executed a non-binding letter of intent, which provided for, among other things, a 45 day exclusivity period, a 30 day “go shop” period and a price per Share of $2.70. At the same time, Cappello forwarded initial financial and legal due diligence request lists to the Company.

On August 24, 2009, the Company received a letter from Firm E reiterating the allegations made in the August 19, 2009 letter.

On August 25, 2009, the Committee met telephonically with William Blair and HBS to discuss a response to the August 19, 2009 letter and the August 24, 2009 letter from Firm E. On August 25, 2009, the Committee sent a written response to the assertions in these letters, informing Firm E that it had investigated the concerns expressed and found them to be without merit.

On August 26 and 27, 2009, William Blair and Cappello held teleconferences to discuss due diligence logistics, including site visits. Pulmuone’s outside advisors received access to the virtual data room on August 28, 2009 and began their respective due diligence reviews. Over the course of the next several weeks, supplemental financial and legal due diligence requests were forwarded to William Blair and Pulmuone and Parent continued their review of the Company’s business.

Pulmuone conducted on-site due diligence reviews of the Company and its facilities from September 2, 2009 through September 11, 2009. Several in-person meetings were held from September 4, 2009 to October 4, 2009, to discuss the due diligence process, the Company’s views on its industry and growth potential, and the Company’s strategic direction.

On September 13, 2009, Skadden Arps, on behalf of Parent, contacted HBS to propose an alternative to the anticipated reverse subsidiary merger structure. Skadden Arps proposed a tender offer by Parent, followed by a cash-out merger. As part of the proposed structure Parent would be granted a “top-up” option allowing it to purchase Shares if such Shares were sufficient to allow Parent to engage in a short-form merger following completion of the tender offer. The proposed structure included a 30 day “go shop” period; however, Parent proposed that it be permitted to commence the tender offer 10 days after execution of the Merger Agreement. Over the next few days, the Committee considered, in consultation with William Blair, HBS, and SBP, the advantages and disadvantages of the proposed tender offer structure, and its anticipated impact upon activities to be conducted during the “go shop” period.

On September 18, 2009, the Company received an unsolicited inquiry from a financial advisor to another party regarding the possibility of purchasing the sauce and hummus operations of the Company. Due to the exclusivity period, the Company did not respond. The financial advisor was subsequently contacted during the “go shop” period and declined to receive information on the Company.

On September 23, 2009, the Committee met telephonically with William Blair, HBS, SBP, and Company management to further consider the proposed tender offer structure. During this meeting, William Blair and HBS presented an overview of the estimated timeline to complete a tender offer followed by a short-form merger. HBS discussed with the Committee the role of “go shop” activities in satisfying directors’ fiduciary duties. The Committee determined that permitting the tender offer to commence 10 days after the “go shop” period started could diminish the effectiveness of the “go shop” activities.

At this meeting, Company management informed the Committee that the Company’s cash reserves had increased significantly since the letter of intent with Parent was signed. In light of this, the Committee directed William Blair to request that Parent increase its per Share offer to account for the increased cash. Additionally, the Committee directed HBS to communicate to Skadden Arps that the Company would consider Parent’s proposal to conduct a tender offer with a “top-up” option followed by a cash-out merger, provided that Parent agree not to commence the tender offer prior to expiration of a 30 day “go shop” period.

Also at this meeting, the Committee discussed the significant increase in the market price and average daily trading volume of the Shares with William Blair, HBS, and SBP. The Committee was not aware of any reason for the increase. The Committee also considered the impact of the increase in the market price on the per Share premium to be received in the proposed transaction.

On September 24, 2009 William Blair contacted Cappello to request an increase in the per Share offer in order to account for the Company’s increased cash reserves and was told that Parent would not increase the per Share consideration because Parent had valued the Company based on a number of factors, including without limitation, the future cash flows from operations provided by the Company.

On September 25, 2009, Skadden Arps, delivered to HBS, a draft agreement and plan of merger prepared on behalf of Parent and Purchaser.

On September 29, 2009, the Committee met to discuss the draft Merger Agreement. The Committee determined that it would not recommend to the Company Board a transaction structure providing for the commencement of a tender offer prior to expiration of the 30 day “go shop” period.

During the month of September, representatives of each of Pulmuone and the Company conducted several teleconferences to discuss the progress of the financial and legal due diligence reviews.

During the period from September 30, 2009 through October 6, 2009, the parties exchanged revised drafts of an agreement and plan of merger and held several conference calls to discuss certain open issues. These open issues included, among others, the structure of the proposed transaction, the timing of the tender offer and the “go shop” period, the terms of the proposed employee matters covenant, and the proposed Termination Date (as defined in the Merger Agreement).

On October 6, 2009, HBS, on behalf of the Company, circulated a revised draft of the agreement and plan of merger to Skadden Arps. On October 7 and October 8, 2009, additional drafts of the agreement and plan of merger were exchanged among the parties.

On October 7, 2009, Firm E sent the Company Board a letter repeating concerns raised in letters dated August 19, 2009 and August 24, 2009, expressing a view as to the potential value of recent Company product initiatives and reaffirming the previous acquisition proposals by Firm D and Firm E.

On October 8, 2009, the Company Board met in-person to consider the proposed transaction. Also in attendance were William Blair, HBS, and SBP. The Committee reported upon negotiations and gave its recommendation in support of the proposed transaction. HBS, SBP, and William Blair reviewed the principal terms of the proposed transaction with Parent and William Blair presented its financial analysis regarding the proposed transaction and delivered to the Company Board its oral opinion, later confirmed in writing, to the effect that, as of October 8, 2009 and based upon and subject to the assumptions, procedures, factors, limitations, and qualifications set forth in the opinion, the $2.70 per Share in cash to be received by Company stockholders (other than Parent or its affiliates) was fair, from a financial point of view, to Company stockholders. During the course of the presentation William Blair responded to questions from the Company Board confirming or clarifying their understanding of the analyses performed and opinion rendered by William Blair. The Company Board also reconsidered and discussed the most recent proposal from Firm D and Firm E and confirmed the Company Board’s conclusion from its August 20th meeting that the proposal from Firm D and Firm E was not in the best interest of the Company and its stockholders.

William Blair reviewed for the Company Board a list of potential strategic and financial bidders, as well as a draft of the materials to be provided to the potential bidders during the “go shop” process. William Blair noted that the list of potential “go shop” parties was derived by William Blair, in consultation with the Committee, the Company Board, and Company management. Following this review, Messrs. Eddings and Wheeler excused themselves from the meeting.

HBS and SBP reviewed with the Company Board the terms of the proposed agreement and plan of merger. During this discussion, HBS and SBP focused on, among other things, the “go shop” period, the tender offer mechanics, including the timing for the commencement and expiration of the tender offer, the conditions to Parent’s obligations to close the tender offer (including the minimum tender condition), the “Company Material Adverse Affect” definition, the “top-up” option, the non-solicitation and fiduciary out provisions and related termination rights of the Company and the Parent, the amount of the proposed termination fee, and other material terms of the agreement and plan of merger. HBS and SBP noted that there were no open issues in the agreement and plan of merger negotiations. Also at this meeting, HBS and SBP reviewed with the Company Board its fiduciary duties in the context of the proposed transaction and other relevant issues.

The Company Board again reviewed the Company’s financial condition, results of operations, financial plan, prospects, inconsistent achievement of financial projections, strategic alternatives and anticipated challenges of remaining an independent public company. The Company Board concluded that recently announced products and new customer relationships were not likely to substantially change the significant concentration of customers and products.

After discussion regarding the terms of the transaction, the Company Board, excluding Messrs. Eddings and Wheeler, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders,

(ii) duly approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that Company stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement, and approve the Merger.

The boards of directors of Parent and Purchaser reviewed the proposed agreement and plan of merger and approved the proposed transaction on October 8, 2009.

On October 8, 2009, the Company, Parent and Purchaser executed and delivered the Merger Agreement and related documents. The Company issued a press release after the close of the U.S. stock markets on October 8, 2009 announcing the transaction.

Beginning on October 9, 2009, at the instruction and under the supervision of the Committee, William Blair, with the assistance of members of the Company Board, contacted 45 potential bidders (including Firm A, Firm D, and Firm E), which consisted of 27 strategic parties and 18 financial parties, to determine their level of interest in exploring an acquisition of the Company. The strategic parties were identified based on the industries in which such parties participate. The financial parties were identified based on the amount of funds under management, prior investment experience in the food industry, and an ability to consummate a transaction. Those potential bidders who responded favorably were required to execute a confidentiality and standstill agreement prior to receiving a confidential information memorandum summarizing certain information regarding the Company.

Over the following weeks, the Company entered into 5 confidentiality and standstill agreements with 5 financial parties (including Firm E and Firm G). William Blair provided each of these parties with a confidential information memorandum, which included investment considerations for a potential acquiror, the October 8, 2009 press release issued by the Company, and the Merger Agreement. In addition, 2 potential bidders (including Firm D and Firm E on October 16, 2009 and Firm G (defined below) on November 3, 2009) were granted access to confidential legal and financial information regarding the Company contained in an electronic data room. None of the potential acquirors submitted an indication of interest during the “go shop” period and, to the knowledge of the Committee and its advisors, each has ceased further review of a potential acquisition of the Company. During the “go shop” period, William Blair continued to encourage other parties to explore a transaction and updated the Committee on a regular basis regarding the status of the solicitation. The reasons cited by the potential acquirors for declining to pursue or explore an acquisition of the Company included, among others, the high multiple of EBITDA and high per Share price being paid by Parent in the Offer and Merger, the Company’s customer concentration, and potential acquiror’s own differing strategic focus.

Periodically throughout the “go shop” process, the Committee held telephonic meetings with Company management, William Blair, HBS, and SBP during which William Blair provided updates on the status of “go shop” activities.

On October 19, 2009, Company management held a due diligence call with William Blair, HBS, Firm D, Firm E, and legal counsel to Firm E.

On October 23, 2009, a private investment group (“Firm G”) executed a confidentiality and standstill agreement with the Company.

On October 28, 2009, Firm D and Firm E informed William Blair that they had joined with another private equity firm (“Firm F”) to provide additional capital in developing a possible acquisition proposal.

On November 3, 2009, legal counsel to Firm E notified HBS that Firm E had determined not to proceed with a proposal for a transaction with the Company.

On November 3, 2009, Company management held a due diligence call with William Blair and Firm G.

On November 6, 2009, Firm G informed William Blair it would not proceed with a proposal for a transaction with the Company.

On November 7, 2009, the “go shop” period terminated without submission of an alternative acquisition proposal to the Committee.

(c)	Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Committee, Company’s senior management, HBS, SBP, and William Blair, and, in the course of reaching its determination of the fairness of the terms of the Offer and the Merger and its decision to approve the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger, the Company Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its determination and recommendation.

The Company Board considered certain factors and benefits, including:

•

the $2.70 per Share price to be paid in cash for each Share tendered in the Offer and each Share outstanding as of the Merger, which represents a 13.9% premium over the closing price of the Shares on October 8, 2009, the last trading day before the Company signed the Merger Agreement; a 57.8% premium over the weighted average closing price of the Shares over the 30 trading days ended on October 8, 2009; and a 100% premium over the closing price of the last trading day prior to the Company Board meeting on August 20, 2009, at which the Company Board authorized its advisors to continue discussions and negotiate with Parent concerning the Offer and Merger;

•	the Company Board’s belief that $2.70 per Share in cash to be received by the Company’s stockholders in the Offer and the Merger represented the best price available;

•

that, with the assistance of Company senior management, William Blair, HBS, and SBP, the Company Board had evaluated a broad range of potential strategic alternatives, including (i) continuing the Company on a standalone basis; (ii) selling a portion of the business of the Company; (iii) merging with another publicly held company similar in size and product line to the Company; (iv) raising capital for additional acquisitions; (v) developing further the Company’s strategic efforts to diversify the Company’s customer base and product line; and (vi) taking the Company private;

•	the Company Board’s belief that each of the possible strategic alternatives to the Offer and the Merger that had been evaluated would be less favorable to the Company’s stockholders;

•

that the Company would have the opportunity to conduct, with the assistance of William Blair, a “go shop” process for 30 days following the date of the Merger Agreement to solicit a superior alternative transaction for Company stockholders, if available, or confirm the advisability of the Offer and the Merger;

•

the financial presentation to the Company Board, dated October 8, 2009, of William Blair and the written opinion, dated October 8, 2009, of William Blair to the effect that, based on and subject to the various assumptions and limitations set forth in the written opinion and as of such date, the consideration to be paid to holders (other than Parent or its affiliates) of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of William Blair & Company, L.L.C.” The full text of the written opinion of William Blair, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by William Blair in connection with the opinion, is attached hereto as Annex II and is incorporated herein by reference.

•	that the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders;

•

the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects if it were to remain an independent public company. The Company Board discussed the fact that for several years the Company has had a significant concentration of customers and products, and that this concentration has remained despite Company management’s efforts to diversify the Company’s customer base and product lines. In addition, the Company Board noted the increasing competitive environment facing the Company that encouraged increased sales to these customers. Additionally, the Company Board and Company management did not anticipate that sales of recently announced products and new customer relationships were likely to substantially change this concentration. The Company Board also discussed the Company’s current financial plan, working capital, and cash position, current regulatory and compliance costs, volatility of the Company’s stock price, lack of liquidity for Company stockholders, general risks of market conditions that could further reduce the Company’s stock price, and other risks to achieve the Company’s financial plan or prospects. The Company Board noted recent difficulty in meeting financial projections. The Company Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan, and prospects, all in an unstable economic environment, unless the Shares were acquired for cash;

•	its belief that the Offer and the Merger could be completed relatively quickly and in an orderly manner, in light of the scope of the conditions to completion;

•

the terms and conditions of the Offer and the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the specified limited ability of the parties to terminate the Merger Agreement and the fact that (i) neither the Offer nor the Merger is subject to a financing condition, (ii) the conditions to the Offer are specific and limited, and a majority are not within the control or discretion of Parent and, in the Company Board’s judgment, are likely to be satisfied, (iii) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted, under certain circumstances, to change its recommendation or terminate the Merger Agreement at any time in order to approve an alternative transaction proposed by a third party that is not a Go-Shop Party (as defined in the Merger Agreement) that is a Superior Proposal (as defined in the Merger Agreement) upon the payment to Parent of a $2.17 million termination fee (inclusive of expenses), and (iv) subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted, under certain circumstances, to terminate the Merger Agreement at any time in order to approve an alternative transaction proposed by a third party that is a Go-Shop Party that is a Superior Proposal upon the payment to Parent of a $1.28 million termination fee (inclusive of expenses), and its belief, after consulting with William Blair and HBS, that such termination fees were reasonable in the context of break-up fees that were payable in other comparable transactions;

•	Parent’s financial condition and its ability to complete the Offer and the Merger;

•

the two-step structure of the transaction, which would enable stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the cash-out Merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as is paid in the Offer; and

•	the availability of statutory appraisal rights under Delaware law in the cash-out Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per Share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer and Merger.

In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and consummating the Offer and the Merger, including:

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price;

•	the restriction that the Merger Agreement imposes on soliciting competing proposals following the “go shop” period;

•

the fact that the Company must pay Parent a termination fee of $2.17 million (inclusive of expenses) or $1.28 million (inclusive of expenses) if the Company terminates the Merger Agreement in certain circumstances;

•

the possibility that the termination fee payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated, affect the Company’s ability to engage in another transaction for up to 12 months following the termination date should the Offer not be completed;

•	the risk that the Offer may not receive the requisite tenders from the Company’s stockholders and therefore may not be consummated;

•

the risks and costs to the Company if the transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•

the restrictions on the conduct of the Company’s business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, and to use its commercially reasonable efforts to preserve intact its business organization and its business relationships, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer and the Merger;

•	the fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders; and

•	the fact that the all-cash consideration would be a taxable transaction to the holders of Shares that are U.S. persons for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Company Board is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Company Board. After considering these factors, the Company Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

For the reasons described here, the Company Board recommends that you accept the Offer, tender your Shares pursuant to the Offer, and, if required by law, adopt the Merger Agreement and approve the Merger.

(d)	Intent to Tender

To the knowledge of the Company, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer other than Shares, if any, that such person may have an unexercised right to purchase by exercising options (for a description of the treatment of options in connection with the Offer and Merger Agreement, see Item 3) and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement and approval of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(e)	Opinion of William Blair & Company, L.L.C.

William Blair was retained to act as the financial advisor to the Company to render certain investment banking services in connection with the Company’s review of possible strategic alternatives, which ultimately included the proposed transactions with Parent and Purchaser, as set forth in the Merger Agreement. As part of its engagement, the Company requested the opinion of William Blair as to the fairness from a financial point of view, to Company stockholders (other than Parent and its affiliates) of the $2.70 per Share cash consideration to be received by the Company stockholders (other than Parent and its affiliates) in the Offer and the Merger. On October 8, 2009, William Blair delivered its oral opinion to the Company Board and subsequently confirmed in a written opinion, dated October 8, 2009, that, as of that date and based upon and subject to the assumptions, procedures, factors, limitations and qualifications stated in its opinion, the $2.70 per Share cash consideration to be received by Company stockholders (other than Parent and its affiliates) pursuant to the Offer and the Merger was fair, from a financial point of view, to such Company stockholders.

William Blair provided the opinion described above for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. The terms of the Merger Agreement, including the amount and form of the consideration payable in the Offer and the Merger, were determined through negotiations between the Company and Parent, and were approved by the Company Board. The opinion described above delivered to the Company Board was reviewed and approved by William Blair’s Fairness Opinion Committee. William Blair has consented to the inclusion in this Schedule of its opinion and the description of its opinion appearing under this subheading “Opinion of William Blair & Company, L.L.C.”.

THE FULL TEXT OF WILLIAM BLAIR’S WRITTEN OPINION, DATED OCTOBER 8, 2009, IS ATTACHED AS ANNEX II TO THIS SCHEDULE AND INCORPORATED INTO THIS SCHEDULE BY REFERENCE. YOU ARE URGED TO READ THE ENTIRE OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY WILLIAM BLAIR IN RENDERING ITS OPINION. WILLIAM BLAIR’S OPINION WAS DIRECTED TO THE COMPANY BOARD FOR ITS BENEFIT AND USE IN EVALUATING THE FAIRNESS OF THE TRANSACTIONS CONTEMPALTED BY THE MERGER AGREEMENT. WILLIAM BLAIR’S OPINION RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY COMPANY STOCKHOLDERS (OTHER THAN PARENT AND ITS AFFILIATES) IN THE OFFER AND THE MERGER PURSUANT TO THE MERGER AGREEMENT, DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER OR ANY RELATED TRANSACTIONS, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY COMPANY STOCKHOLDER AS TO WHETHER SUCH COMPANY STOCKHOLDER SHOULD TENDER ITS SHARES IN THE OFFER OR HOW SUCH COMPANY STOCKHOLDER SHOULD

VOTE OR ACT WITH RESPECT TO THE MERGER. WILLIAM BLAIR DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY BOARD TO APPROVE THE MERGER AGREEMENT OR ENGAGE IN THE TRANSACTIONS CONTEMPLATED THEREBY. THE FOLLOWING SUMMARY OF WILLIAM BLAIR’S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

In connection with its opinion, William Blair examined or discussed, among other things:

•	a draft dated October 6, 2009 of the Merger Agreement;

•	certain audited historical financial statements of the Company for the years ended December 31, 2007 and 2008;

•	the unaudited financial statements of the Company for the six months ended June 30, 2009;

•

certain internal business, operating and financial information and forecasts of the Company (the “Forecasts”), prepared by the senior management of the Company, which Forecasts appear in this Schedule under “Projected Financial Information”;

•	information regarding publicly available financial terms of certain other business combinations we deemed relevant;

•	the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant;

•	current and historical market prices and trading volumes of the Shares; and

•	certain other publicly available information on the Company.

William Blair also held discussions with members of the senior management of the Company to discuss the foregoing, considered other matters which it deemed relevant to its inquiry, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant. Prior to rendering its opinion, William Blair was not requested to, nor did William Blair, solicit the interest of other parties in a possible business combination transaction with the Company. As described in this Schedule under the subsection titled “Background of the Transaction”, subsequent to rendering its opinion and following the public announcement of the Offer and the Merger, at the direction of the Company Board, William Blair solicited the interest of third parties in a possible business combination transaction with the Company in accordance with the terms of the Merger Agreement.

In rendering its opinion, William Blair assumed and relied, without any duty of independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of this opinion including, without limitation, the Forecasts, and William Blair has not assumed any responsibility or liability therefor. William Blair has not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company, nor have any such valuations or appraisals been provided to William Blair. William Blair has been advised by the senior management of the Company that the Forecasts examined by William Blair have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, William Blair has assumed, with the Company’s consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to William Blair. William Blair expresses no opinion with respect to the Forecasts or the estimates and judgments on which they are based. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors, or employees (or any class of such persons) relative to the compensation to other Company stockholders. William Blair was not asked to consider, and its opinion did not address, the relative merits of the Offer or the Merger, as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. William Blair’s opinion herein was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of its opinion. It should be understood that, although subsequent developments may affect William Blair’s opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair relied as to all legal, accounting and tax matters on advice of the Company’s advisors. William Blair assumed that the executed form of the Merger Agreement would conform in all material respects to the last draft thereof reviewed by William Blair and that the transactions contemplated by the Merger Agreement would be consummated on the terms described in the draft Merger Agreement, without any amendment or waiver of any material terms or conditions by the Company. William Blair expressed no opinion as to the impact of the Offer or the Merger on the solvency or viability of the Surviving Corporation (as defined in the Merger Agreement) or the ability of the Surviving Corporation to pay its obligations when they become due.

The following is a summary of the material financial analyses performed and material factors considered by William Blair in connection with its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Company Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its opinion. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by William Blair.

Selected Public Company Analysis. William Blair reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for a selected group of publicly-traded food manufacturing companies with market capitalizations less than $100 million. Although none of the selected companies was directly comparable to the Company, the companies listed were selected because they are publicly traded companies with general business, operating and financial characteristics that, for purposes of this analysis, may be deemed reasonably comparable to the Company. The companies selected by William Blair were:

•	Bridgford Foods Corporation

•	Golden Enterprises, Inc.

•	Overhill Farms, Inc.

•	Tasty Baking Company

•	The Inventure Group, Inc.

Among the information William Blair considered were revenue, earnings before interest, taxes, depreciation and amortization (commonly referred to as “EBITDA”) and earnings before interest and taxes (commonly referred to as “EBIT”). William Blair considered the enterprise value for each company (including the Company), which William Blair calculated as the equity value of the company, plus total debt, minority interest and preferred stock, less cash and cash equivalents. The equity value of each company was calculated using the stock price as of October 6, 2009, multiplied by the diluted shares outstanding (the common stock outstanding and in-the-money common stock equivalents calculated using the treasury method). Enterprise values were then divided by the revenue, EBITDA and EBIT for each company for the last twelve months for which results were publicly available (commonly referred to as “LTM”) to arrive at certain multiples. The operating results and the corresponding derived multiples for the Company and each of the selected public companies were based on each company’s most recent available publicly disclosed financial information and closing share prices as of October 6, 2009. For the Company and each of the selected public companies, William Blair considered EBITDA and EBIT on an adjusted basis, to eliminate the impact of non-recurring items. The Company’s financial results were also adjusted to exclude the CGF business which was discontinued in the fourth quarter of 2008. The implied enterprise value of the Company is based on the equity value implied by the Offer Price plus the total debt, less cash and cash equivalents held by the Company as of August 31, 2009.

William Blair then compared the multiples implied for the Company based on the Offer Price, to the range of trading multiples for the selected public companies. Information regarding the multiples from William Blair’s analysis of selected publicly traded companies is set forth in the following table.

Multiple	Implied Multiple at Offer Price	Selected Public Company Valuation Multiples
		Min	Max	Median	Mean
Enterprise Value/LTM Revenue	0.47x	0.33x	0.57x	0.48x	0.46x
Enterprise Value/LTM EBITDA	9.7x	2.5x	8.8x	5.9x	5.8x
Enterprise Value/LTM EBIT	35.8x	5.8x	17.6x	7.7x	9.7x

William Blair noted that the implied valuation multiples for the Company based on the Offer Price were within, and in certain instances above, the range of multiples of the selected public companies.

Although William Blair compared the trading multiples of the selected public companies to those implied for the Company, none of the selected public companies is identical to the Company. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

Selected M&A Transactions Analysis. William Blair performed an analysis of selected recent business combinations consisting of transactions announced and closed subsequent to January 1, 2004 and focused primarily on food and beverage manufacturing companies with equity transaction values of approximately $100 million or less. William Blair’s analysis was based solely on publicly available information regarding such transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The 19 transactions examined were (identified by target/acquirer and date of announcement):

•	F&A Dairy of California/Saputo (June 23, 2009)

•	Harvest Manor Farms, LLC/Ralcorp Holdings Inc. (March 23, 2009)

•	Flavor Specialties/Frutarom USA (March 4, 2009)

•	Vita Food Products, Inc./VFP Merger Co. (February 27, 2009)

•	Galaxy Nutrition/Andromeda Acquisition Corp. (February 9, 2009)

•	Nutresa SA/Grupo Nacional de Chocolates SA (January 28, 2009)

•	Mr. Chips Holdings/J.R. Simplot (August 8, 2008)

•	Billy Bee Honey/McCormick & Company Inc. (February 20, 2008)

•	San Antonio Farms/TreeHouse Foods (April 23, 2007)

•	Universal Blanchers/Olam US Holdings (April 22, 2007)

•	CGI Desserts/CSM N.V. (July 27, 2006)

•	Epicurean International, Inc./McCormick & Company (June 8, 2006)

•	Tom’s Foods Inc./Lance, Inc. (October 17, 2005)

•	Spectrum Organic/Hain Celestial (August 23, 2005)

•	Medallion Foods/Ralcorp Holdings (June 13, 2005)

•	Fromage Cote SA and Distributions Kingsey Inc./Saputo (March 18, 2005)

•	Kraft Yogurt Business/Coolbrands (December 22, 2004)

•	Castleberry/Snow’s Brand/Bumble Bee Seafoods (December 22, 2004)

•	Sweet Sue/Bryan business (Sara Lee)/Bumble Bee Seafoods (December 22, 2004)

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of revenue, EBITDA and EBIT of the target for the LTM period prior to the announcement of the applicable transaction. William Blair considered the transaction multiples of revenue, EBITDA and EBIT for the Company for the LTM ended June 30, 2009 (as adjusted to eliminate the impact of non-recurring items and to exclude the discontinued Casual Gourmet business) and compared them to the resulting range of transaction multiples of LTM revenue, EBITDA and EBIT for the selected transactions. Information regarding the multiples from William Blair’s analysis of selected transactions is set forth in the following table:

Multiple	Implied Multiple at Offer Price	Selected Transaction Valuation Multiples
		Min	Max	Median	Mean
Enterprise Value/LTM Revenue	0.47x	0.25x	2.51x	0.85x	1.06x
Enterprise Value/LTM EBITDA	9.7x	3.7x	23.4x	7.4x	8.1x
Enterprise Value/LTM EBIT	35.8x	5.9x	36.1x	10.3x	13.7x

William Blair noted that the implied valuation multiples for the Company based on the Offer Price were within the range of multiples of the selected transactions.

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples of the Company, none of these transactions or associated companies is identical to the Company or the transactions contemplated by the Merger Agreement. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of the Company versus the values of the companies in the selected transactions.

Premiums Paid Analysis. William Blair reviewed data from 163 acquisitions of publicly traded domestic companies, in which 100% of the target’s equity was acquired for cash at an equity value between $25 million and $100 million, occurring after January 1, 2004. Specifically, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week, one month, 90 days and 180 days prior to the announcement of each transaction. William Blair compared the range of resulting per share stock price premiums for the reviewed transactions to the premium implied by the Offer Price based on the Company’s respective Share price one day, one week, one month, 90 days and 180 days prior to an assumed announcement date of the Offer and the Merger of October 7, 2009. Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table:

	Premium Paid Data Percentile
Period Before Announcement	Implied Premium at Offer Price	10th	25th	50th	75th	90th
One Day Prior	23.3%	1.5%	10.7%	32.5%	50.3%	93.7%
One Week Prior	34.3%	2.3%	14.8%	33.2%	52.1%	97.7%
One Month Prior	106.1%	0.4%	13.2%	35.2%	55.9%	108.5%
90 Days Prior	73.1%	(15.5%)	6.2%	28.5%	49.0%	90.1%
180 Days Prior	87.5%	(38.2%)	(8.2%)	20.0%	58.4%	94.5%

William Blair noted that the premium to the Share price on the applicable measurement date implied by the Offer Price (i) was comparable to the 50th percentile of the premiums paid for the referenced transaction group based on the closing price of the stock one day prior to announcement of the transaction, (ii) exceeded the 50th percentile when measuring the closing price of the common stock one week prior to the announcement of the transaction and (iii) exceeded the 75th percentile when measuring the closing price of the common stock each of one month, 90 days and 180 days prior to the announcement of the transaction.

Discounted Cash Flow Analysis. William Blair utilized the Forecasts to perform a discounted cash flow analysis of the Company’s projected future free cash flows for 2010 to 2013. Using discounted cash flow methodology, William Blair calculated the present values of the projected free cash flows for the Company. In this analysis, William Blair assumed terminal multiples of 2013 EBITDA ranging from 5.0x to 8.0x and assumed discount rates ranging from 16% to 20%. The terminal multiples range was derived from the relevant multiple ranges of the selected public companies analysis and selected M&A transaction analysis and the discount rate range was derived based on application of the capital asset pricing model and reflects a 9.5% size premium per Ibbotson’s 2009 Yearbook and a 2.0% premium to the cost of equity to account for the Company’s customer concentration risk. This analysis also incorporated the expected value of the Company’s net operating losses, assuming (1) no Section 382 change of control limitations are triggered and (2) the Company will generate sufficient future operating profits to utilize the net operating losses. William Blair aggregated the present value of the free cash flows over the applicable forecast period with the present value of the range of terminal values to arrive at an implied enterprise value range. William Blair derived a range of fully-diluted equity value per share by adding the Company’s net cash as of August 31, 2009 to the resulting enterprise value range and by dividing by the Company’s total diluted shares outstanding, including in-the-money options as of September 30, 2009. The equity value implied by the discounted cash flow analysis excluding net operating losses ranged from $2.43 per share to $3.71 per share, as compared the Offer Price of $2.70 per share. The equity value implied by the discounted cash flow analysis including net operating losses ranged from $2.68 per share to $3.96 per share, as compared to Offer Price of $2.70 per share.

General. This summary is not a complete description of the analysis performed by William Blair but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the Offer and the Merger and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the consideration to be received by Company stockholders (other than Parent and its affiliates). Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Offer and the Merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions. William Blair is familiar with the Company, having provided certain investment banking services to the Company from time to time, including assisting the Company with assessment of its various strategic and financial options. In the ordinary course of business, William Blair may from time to time trade the Company’s securities for its own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities.

The Company hired William Blair based on its qualifications and expertise in providing financial advice to consumer foods companies and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated December 10, 2008, a fee of $450,000 became payable to William Blair upon delivery of its opinion and has been subsequently paid. Under the terms of the December 10, 2008 letter agreement, William Blair will be entitled to receive an additional fee of approximately $475,000 upon consummation of the Merger. In addition, pursuant to a letter agreement dated May 27, 2008, the Company has paid William Blair approximately $100,000 in monthly retainer fees for investment banking services rendered in connection with the Company’s analysis of its various strategic and financial options. The Company has also agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify William Blair against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The Company engaged William Blair to act as the Company’s financial advisor in connection with the Offer and the Merger based on its qualifications and expertise in providing financial advice to consumer products and food and beverage companies and its reputation as a nationally recognized investment banking firm. Pursuant to a letter agreement dated December 10, 2008, a fee of $450,000 became payable to William Blair upon delivery of its opinion and has been subsequently paid. Under the terms of the December 10, 2008 letter agreement, William Blair will be entitled to receive an additional fee of approximately $475,000 upon consummation of the Merger. In addition, pursuant to a letter agreement dated May 27, 2008, the Company has paid William Blair approximately $100,000 in monthly retainer fees for investment banking services rendered in connection with the Company’s analysis of its various strategic and financial options. The Company has also agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel) reasonably incurred by it in connection with its services and will indemnify William Blair against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws. In the past, William Blair has provided services to the Company unrelated to the Offer and the Merger, including certain investment banking services in connection with the Company’s analysis of its various strategic and financial options.

Neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf in connection with the Offer, the Merger, or the other transactions contemplated by the Merger Agreement.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than Options granted to each member of the Company Board on June 19, 2009 pursuant to the Company’s 2002 Option Plan, as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company:

Director	Options	Exercise Price
Charles B. Bonner	5,000	$1.67
John H. McGarvey	5,000	$1.67
Viji Sampath	5,000	$1.67
Van Tunstall	7,500	$1.67
Mark C. Frandsen	5,000	$1.67
Walter L.Henning	5,000	$1.67
Tammy G. Katz	5,000	$1.67

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company, at a price per share equal to the Offer Price, an aggregate number of Shares (the “Top-Up Shares”) equal to the lowest number of shares that, when added to the number of Shares owned by Parent, Purchaser and their affiliates at the time of exercise of the Top-Up Option, constitutes at least one Share more than the short form merger threshold. However, in no event shall the Top-Up Option be exercisable for a number of Shares in excess of the number of authorized but unissued Shares as of immediately prior to the issuance of the Top-Up Shares.

The Top-Up Option is exercisable only once and will terminate upon the earlier of (x) the fifth business day after the later of (1) the expiration date of the Offer and (2) the expiration date of any subsequent offering period, and (y) the termination of the Merger Agreement in accordance with its terms. Purchaser must provide the Company with notice of its intention to exercise the Top-Up Option and may pay the Company the purchase price either entirely in cash or, at its election, by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and executing and delivering to the Company a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. Any such promissory note will bear interest at a market rate of interest per annum, payable in arrears at the end of one year, and will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty, in whole or in part.

The obligation of the Company to issue Shares in connection with the exercise of the Top-Up Option is subject to the conditions that (a) no provision of any applicable law and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Shares in respect of such exercise; (b) upon exercise of the Top-Up Option, the number of Shares owned by Parent, Purchaser and their affiliates will constitute 1 Share more than the short form merger threshold; and (c) Purchaser has accepted for payment and paid for all Shares validly tendered and not withdrawn in the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because Parent and Purchaser’s ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to consummate the Merger.

Anti-Takeover Statutes and Provisions

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who beneficially owns 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. Article IX of the Company Charter requires a higher vote than that would be required under Delaware law for certain business combinations described therein. The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL and Article IX of the Company Charter do not apply to the Merger Agreement, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered.

Appraisal Rights

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. In determining the fair value of the Appraisal Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. Since any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid pursuant to the Offer and Merger and the market value of the Shares, stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the Offer or the Merger. Holders of Shares should note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to fair value under Section 262. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and Merger.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Short-Form Merger

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser owns at least 90% of the outstanding Shares on a fully diluted basis, including Shares acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the Company’s stockholders, in accordance with Section 253 of the DGCL.

Stockholders’ Meeting

If approval of the Company’s stockholders is required under applicable law in order to consummate the Merger (i.e., in the event that Purchaser does not own at least 90% of the outstanding Shares and is thereby unable to consummate a short-form merger pursuant to Section 253 of the DGCL), the Company will, as promptly as practicable following the later of the Acceptance Time or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Exchange Act, establish a record date for, call, give notice of, convene and hold a special stockholders meeting for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement and approval of the Merger by the holders of a majority of the voting power of the outstanding Shares entitled to vote at such meeting, voting together as a single class (a “Majority Vote”). If, following the purchase of Shares by Purchaser pursuant to the Offer, during any subsequent offering period, or otherwise, Purchaser owns outstanding Shares representing a Majority Vote, Purchaser will be able to approve the Merger without the affirmative vote of any other stockholders.

Section 14(f) Information Statement

The Information Statement is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above. The Information Statement is attached hereto as Annex I and is incorporated herein by reference.

Regulatory Approvals

While it is a condition to Purchaser’s and Parent’s respective obligations to consummate the Merger that the waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the “HSR Act”), has expired or been terminated, the Company does not believe that approval under the HSR Act is required in connection with the consummation of the Offer or the Merger.

The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

Other Foreign Laws

The Company does not believe that any foreign regulatory approvals are required in connection with the consummation of the Offer or the Merger.

Litigation

On October 14, 2009, James Carrazza, a purported stockholder of the Company, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated stockholders of the Company, captioned Carrazza v. Monterey Gourmet Foods, Inc., et al., C.A. No. 4992-CC. On October 16, 2009 and November 3, 2009, other purported stockholders of the Company filed putative class action complaints in the Superior Court of the State of California, Monterey County, on behalf of themselves and all other similarly situated stockholders of the Company, captioned Thurmann v. Eddings, et al. Case No. M101914 and Stephen Filtsch Custodian FBO Stephen G. Filtsch, Jr. and Julie E. Filtsch v. Monterey Gourmet Foods, Inc., et al., Case No. M102250, respectively.

The stockholder complaints purport to assert claims against the Company, the board of directors of the Company, Parent, and Purchaser alleging breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty in connection with the Offer to Purchase. Among other things, the complaints allege that the proposed transactions contemplated in the Merger Agreement were the result of a flawed process and that the Company is being sold at an unfair price. Among other relief, plaintiffs in each of these actions seek an order enjoining defendants from proceeding with the Merger Agreement, as well as rescissionary damages, restitution, and attorneys’ fees. Discovery has not commenced, and no trial has been set in any of these actions.

Additionally, on September 4, 2009, UTR, LLC, a bidder for the Company, filed an inspection action against the Company in Delaware Chancery Court, alleging that the Company failed to consider breaking itself into four pieces as opposed to selling the entire enterprise, failed to explain how the Committee was constituted, failed to explain what the Company had done to investigate whether Mr. Tunstall, who sat on the Committee, was affiliated with another bidder. UTR, LLC v. Monterey Gourmet Foods, Inc., CA 4861-VCS (Del. Ch. filed Sept. 4, 2009). That action is proceeding.

While the lawsuits are in the preliminary stages, the Company believes that they are entirely without merit and intends to defend against them vigorously.

Projected Financial Information

In connection with Parent’s due diligence, the Company provided certain projected and budgeted financial information concerning the Company to Parent. The Company’s internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Further, the projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. The Company adopted the projections as its most realistic estimate of the Company’s future financial performance. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, fluctuations in demand for the Company’s products and services; change in customer budgets; customer contract cancellations; failure of the Company to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the failure to adequately enable the sales force to achieve certain sales performance objectives; the impact of the current economic environment; the ability to generate new customer contracts and maintain existing customers; inflationary pressures; commodity and raw material costs; the ability to implement our business strategy; the ability to react to changing trends in customer preferences; changes in outsourcing trends and regulatory requirements affecting the food industries; actions or inspections by regulatory authorities and the impact on customers’ decisions and directions; the fact that one or a limited number of clients may account for a large percentage of the Company’s revenues; the fluctuation of operating results from period to period; the Company’s assessment of goodwill and other intangible asset valuations; the lack of the resources needed to compete effectively with larger competitors; failure to comply with applicable governmental regulations; the continued effectiveness and availability of the Company’s information technology infrastructure; and other risks described in the Company’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2008, and subsequent SEC reports. The projections also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond the Company’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those contained in the projections.

The inclusion of the projections in this Schedule should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the projections, except as required by law. Specifically, the projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the acquisition of the Company pursuant to the Offer and the Merger. Further, the projections do not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. The Company has made no representation to Parent, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither the Company nor any of its affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by the Company to Parent.

THE COMPANY’S STOCKHOLDERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTED INFORMATION PROVIDED IN THIS SCHEDULE.

On July 17, 2009, William Blair, on behalf of the Company, provided the following historical and projected financial information, which were prepared by Company management, to Cappello and Parent:

Company Historical and Projected Income Statements

Adjusted for Discontinued Operations

	Historical Years(1)		Projected Years(2)
($ in thousands)	2007A	2008A	2009E	2010P	2011P	2012P	2013P
Net Sales	$94,829	$91,136	$88,170	$91,255	$95,775	$101,510	$108,625
Cost of Goods Sold	68,900	68,715	63,381	65,618	68,782	72,613	77,401

Gross Profit	25,929	22,422	24,789	25,637	26,994	28,897	31,225
SG&A	23,017	36,670	21,842	21,972	22,949	24,053	25,344

Operating Income (EBIT)	2,913	(14,248)	2,946	3,666	4,045	4,843	5,881
Depreciation and Amortization	2,864	2,960	3,599	3,743	3,893	4,048	4,210

EBITDA	$5,777	$(11,288)	$6,545	$7,408	$7,937	$8,892	$10,091
Adjustments to EBITDA	1,294	14,918	775	325	350	400	425

Adjusted EBITDA (3)	$7,071	$3,630	$7,320	$7,733	$8,287	$9,292	$10,516

(1)	Fiscal years 2007 and 2008 reflect actual audited Statement of Operations and have been adjusted for the discontinued operation of Casual Gourmet Foods, Inc. The Company announced the discontinuance of Casual Gourmet Foods, Inc. in December 2008 and discontinued the operations in the first quarter of 2009. These actual financial statements are not presented in accordance with U.S. generally accepted accounting principles and should be read in conjunction with the financial statements presented in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
(2)	Projected fiscal years 2009 to 2013 are the Forecasts utilized by William Blair to perform its discounted cash flow analysis of the Company’s projected free cash flows for 2010 to 2013. For additional information regarding the financial analyses performed by William Blair, see the subsection titled “Opinion of William Blair & Company, L.L.C.”.
(3)	In addition to the Forecasts and to account for certain cost savings that the Company could realize if it were no longer publicly traded, William Blair, on behalf of the Company, also provided Cappello and Parent with certain historical and projected costs as well as a pro-forma adjusted EBITDA calculation accounting for these cost savings. Such public company costs were $800 in 2007 and $1,000 in 2008 and were estimated to be $1,100 in 2009. For 2010 through 2013, such public company costs were projected to be $1,400 in each year. The pro-forma adjusted EBITDA, accounting for the cost savings that would be realized if the Company was no longer public, was $7,871 in 2007, $4,630 in 2008 and estimated to be $8,420 in 2009. For 2010 through 2013, the pro-forma adjusted EBITDA was projected to be $9,133 (2010), $9,687 (2011), $10,692 (2012) and $11,916 (2013). The financial projections, including the public company costs and pro-forma adjusted EBITDA, were prepared by Company management. The amounts set forth in this footnote are in thousands.

These projections should be read together with the Company’s financial statements that can be obtained from the SEC. You may read and copy any such reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Company’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov. These projections should also be read together with discussion under “Risk Factors” and the other cautionary statements contained in the Company’s 2008 Annual Report on Form 10-K.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Schedule, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that the Company may achieve the results contained in the projections, and accordingly assume no responsibility for them.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 10, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on November 10, 2009 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)*	Letter to Stockholders from the Chairman of the Board of the Company, dated November 10, 2009.

(a)(5)(A)	Form of Summary Advertisement, dated November 10, 2009 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(5)(B)	Press Release, dated October 8, 2009, of the Company regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on form 8-K filed on October 9, 2009).

(e)(1)	Agreement and Plan of Merger, dated as of October 8, 2009, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on October 9, 2009).

(e)(2)(A)	Employment Agreement, dated as of September 15, 2006, by and between the Company and Eric C. Eddings (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 21, 2006).

(e)(2)(B)	Form of Change in Control Severance Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 22, 2008)

(e)(3)*	Confidentiality Agreement, dated as of May 27, 2009, by and between the Company and Pulmuone Holdings.

(g)(1)*	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex III attached to this Schedule 14D-9).

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 10, 2009	MONTEREY GOURMET FOODS, INC.

		By:	/s/ ERIC C. EDDINGS
		Name:	Eric C. Eddings
		Title:	Chief Executive Officer

ANNEX I

MONTEREY GOURMET FOODS, INC.

1528 Moffett Street, Salinas

California 93905

(831) 753-6262

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about November 10, 2009 to holders of record of common stock, par value $0.001 per share (the “Common Stock”), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $.001 per share, of the Company (such rights, together with the shares of Common Stock, each a “Share”, and collectively, the “Shares”), of Monterey Gourmet Foods, Inc. (the “Company”) as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer by Pulmuone Cornerstone Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Pulmuone U.S.A., Inc., a California corporation (“Parent”), for all of the issued and outstanding Shares. Capitalized terms used and not otherwise defined herein will have the meaning set forth in the Schedule 14D-9. In this Information Statement, we sometimes use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Board of Directors of the Company (the “Company Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of October 8, 2009 (as such agreement may be amended or supplemented, from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 10, 2009, to purchase for cash all outstanding Shares at a price of $2.70 per Share (such amount, the “Offer Price”), net to seller in cash, without interest thereon, subject to reduction for any applicable federal back-up withholding or other taxes payable by such seller, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended from time to time, are referred to in this Schedule as the “Offer.” Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, Eastern Time, on Thursday, December 10, 2009, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Company stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2009.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information incorporated by reference into this Information Statement) concerning Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

INFORMATION REGARDING PARENT BOARD DESIGNEES

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase by Purchaser pursuant to the Offer of such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Purchaser is entitled to designate directors (the “Purchaser Designees”) to serve on the Company Board up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Purchaser bears to the total number of Shares then outstanding, the Company shall, upon Purchaser’s reasonable request, promptly increase the size of the Company Board or use its commercially reasonable efforts to secure resignations of such number of its incumbent directors, and the Company shall cause Purchaser’s designees to be elected or appointed to the Company Board at such time. The Company shall also, upon Purchaser’s request, cause the directors elected or designated by Parent to the Company Board to serve on and constitute the same percentage as is on the Company Board (but no less than a majority) of (i) each committee of the Company Board, (ii) each board of directors and each committee thereof of each wholly owned subsidiary of the Company and (iii) the designees, appointees or other similar representatives of the Company on each board of directors (or other similar governing body) and each committee thereof of each non-wholly owned subsidiary of the Company.

Following the election or appointment of the Purchaser Designees and prior to the Effective Time, the Company Board will have at least 3 directors who were directors of the Company on October 8, 2009, and who were not officers of the Company and who are independent directors for purposes of the applicable listing and corporate governance rules and regulations of the NASD (the “Continuing Directors”). However, if the number of Continuing Directors is reduced below 3 for any reason, the remaining Continuing Directors shall be entitled to elect or designate a person meeting the foregoing criteria to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate 3 persons meeting the foregoing criteria to fill such vacancies, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

So long as there shall be at least 1 Continuing Director, (i) any amendment or termination of the Merger Agreement requiring action by the Company Board, (ii) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are to the benefit of the Company, or (iv) any exercise of the Company’s rights or remedies under the Merger Agreement shall require the concurrence of a majority of the Continuing Directors (or of the sole Continuing Director if there shall then be only 1 Continuing Director).

Parent has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as a Purchaser Designee, the name, age of the individual as of November 6, 2009, present principal occupation and employment history during the past 5 years. Each individual set forth in the table below is a citizen of Korea. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is c/o Pulmuone Holdings Co., Ltd., 724, Suseo-dong, Gangnam-gu, Rosedale Building, 8th Floor, Seoul, Korea 135-744.

None of the individuals listed below has, during the past 5 years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Current Principal Occupation and Five-Year Employment History
Seung Woo Nam	57

Mr. Nam joined Pulmuone Holdings Co., Ltd in 1984, currently serves as its Chairman, Chief Executive Director, Chief Executive Officer, President and is a member of its Management Committee. Mr. Nam is also the Chairman of the Board of Directors of each of Parent and Pulmuone Wildwood, Inc.

Mr. Nam earned a Ph.D. and an M.A. in Food Engineering from Yonsei University. Mr. Nam also holds a B.A. in Law from Seoul National University.

Young Chul Kang	53

Dr. Kang joined Pulmuone Holdings Co., Ltd. in 2003 and currently serves as an Executive Director and a member of the Management Committee and the Remuneration Committee of Pulmuone Holdings Co., Ltd. Dr. Kang is a Director, the President and the Chief Executive Officer of Parent. Dr. Kang is also the sole member of the board of directors of Purchaser as well its Chief Executive Officer, President and Treasurer. Dr. Kang serves as an Executive Director, the Chief Executive Officer and the Chief Financial Officer of Pulmuone Wildwood, Inc.

Dr. Kang earned a Ph.D. in Business and an M.B.A. from the University of Pittsburgh. Dr. Kang also holds a B.A. in Economics from Seoul National University.

Ik Heyun Yeo	53

Mr. Yeo joined Pulmuone Holdings Co., Ltd. in 1985 and currently serves as an Executive Director and a member of its Management Committee. Mr. Yeo is also the Chief Executive Officer and the Vice President of Pulmuone Dietary Life Research Center.

Mr. Yeo earned a Ph.D., an M.A. and a B.A. in Food Engineering from Yonsei University.

Chang Ha Yoo	55

Mr. Yoo currently serves as an Executive Director, a member of the Management Committee, the Chief Financial Officer and the Vice President of Pulmuone Holdings Co., Ltd. Mr. Yoo also serves as a Director of Parent. Prior to joining Pulmuone in 2005, Mr. Yoo was the Vice President of Oriental Brewery Co., Ltd. from 2001 until 2005.

Mr. Yoo earned a M.A. in Business Administration from Sungkyunkwan University and a B.A. in Business Administration from Seoul National University.

Doseok Kim	45

Mr. Kim is currently the Chief Strategy and Planning Officer of Pulmuone Holdings Co., Ltd. Prior to joining Pulmuone Holdings Co., Ltd. in 2008, Mr. Kim led the Business Development Team at Doosan Infracore Co., Ltd. from 2007 until 2008 and he led the Investment Banking division at Good Morning Shinhan Security from 1995 until 2006.

Mr. Kim earned an M.B.A. from the University of North Carolina at Chapel Hill and a B.A. in Business Administration from Seoul National University.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 50,000,000 Shares, par value $0.001, and 1,000,000 shares of Preferred Stock, par value $0.001. As of November 6, 2009, there were 17,414,953 Shares issued and 16,790,082 Shares outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of November 10, 2009:

Name	Age	Position
Charles B. Bonner	67	Director
John H. McGarvey	65	Director
Viji Sampath	56	Director
Van Tunstall	63	Chairman of the Board and Director
Mark C. Frandsen	61	Director
Walter L. Henning	64	Vice Chairman of the Board and Director
Tammy G. Katz	48	Director
Eric C. Eddings	48	Chief Executive Officer, President and Director
Scott S. Wheeler	54	Chief Financial Officer, Corporate Secretary and Director

Set forth below are biographical summaries, including positions and offices held during the past five years, of each current director and executive officer of the Company. There are no family relationships among the executive officers and directors. Directors are elected to serve on the board of directors for one-year terms. The executive officers are elected or appointed by the Company Board or by an appropriate subsidiary board of directors and serve until the election or appointment of their successors or their earlier death, resignation or removal.

Charles B. Bonner. Mr. Bonner served as a Director of the Company from 1993 through January 1995, and was reappointed as a Director effective September 1995. Mr. Bonner is Principal and Founder of Pacific Resources, Inc., a mergers and acquisitions advisory firm, a position he has held since September 1989. From 1975 to 1988 he was president of Bonner Packing Co., an $80MM dried fruit processing and marketing company which was sold to Dole Food Company in 1988.

Eric C. Eddings, Mr. Eddings was appointed by the Company Board as President and Chief Executive Officer of the Company in September 2006. Prior to his appointment, he was the President of the Natural Foods Division of Monterey Gourmet Foods. Previously Mr. Eddings was the Chief Operating Officer and minority shareholder of CIBO Naturals, LLC which he and his associates purchased in June, 2002. CIBO Naturals was acquired by the Company in January 2004 and later became part of the Natural Foods Division of the Company. Prior to his employment with CIBO Naturals, Mr. Eddings was the Vice President of Wholesale/Plant Operations of Tully’s Coffee Corporation in Seattle, Washington. Mr. Eddings also has previously worked for Dreyers Grand Ice Cream, Haagen—Dazs Company and Frito Lay, Inc. Mr. Eddings has a Masters of Business Administration degree from the University of Redlands and a Bachelors of Arts degree in Business Administration from California State University at Fullerton.

Van Tunstall. Mr. Tunstall was elected to the Company Board in February 1997. Since 1997, he has served as President of the Central Coast Group, a strategic consulting and business services firm. Mr. Tunstall has been an independent consultant with a variety of companies since 1997. Mr. Tunstall was a senior executive with Gilroy Foods, Inc., an international manufacturer of various food product ingredients, from 1977 to 1995. He served as President and Chairman of the Board of Gilroy Foods, Inc. from 1991 through 1995. Previously, Mr. Tunstall held several executive positions with McCormick & Company, Inc. Mr. Tunstall has also served on the boards of other food companies such as Rudi’s Organic Bakery, Inc., Wildwood Natural Foods, Inc, Kalsec, Inc, and Cascade Specialties, Inc.

Walter L. Henning. Mr. Henning was elected to the Company Board in December 1999 and elected as Vice-Chairman in 2006. He has over 35 years experience in the production and distribution of a multitude of food products, including spices, extracts, seasoning mixes, and dehydrated onion, garlic and capsicums. He has held the position of Vice-President Operations for Divisions of Rykoff-Sexton, Burns-Philp, ConAgra Foods, and McCormick & Co, Inc. He also served as Chairman of the State of Iowa’s Manufacturing Council from 1990 – 1995. His responsibilities with both McCormick and ConAgra included managing an extensive farming operation as well as multiple onion/garlic dehydration facilities. Mr. Henning has B.S. and M.S. degrees in Food Science and Technology from the University of California, and currently holds an APICS Certification in Production and Inventory Management. He retired from McCormick and Co. in January, 2007 and now teaches upper division courses in Operations Management in the School of Business at California State University- Monterey Bay.

John H. McGarvey. Mr. McGarvey was elected to the Company Board in February 2006. He served from 1990 to 2007 as an associate and/or partner of Cybus Capital Markets, LLC, an investment bank specializing in capital placement and formation services for middle market companies in the food and agribusiness areas. Mr. McGarvey is an owner and director of McGarvey & Affiliates, Inc, a financial consulting firm. Currently, Mr. McGarvey serves on the board of Dominex LLC. Mr. McGarvey is a law graduate of Creighton University, received a Masters degree in Taxation from New York University, and has earned continuing education credit in finance from the Wharton Business School.

Viji Sampath. Mr. Sampath was elected to the Company Board as of January 1, 2008. He has over 25 years corporate and management consulting experience in corporate development, strategic planning, mergers and acquisitions, and international business development. His industry experience includes senior Corporate Planning and Development positions at ConAgra Foods, Baskin-Robbins Ice Cream, Basic American Foods, and Hunt-Wesson Foods. As a senior manager at Price Waterhouse, Mr. Sampath led manufacturing strategy, financial and general management consulting engagements for clients in food processing and quick service restaurant industries. Mr. Sampath has earned a Bachelor of Science degree in Chemical Engineering from University of Madras, India and Master of Science degree in Chemical Engineering and a Master of Business Administration degree in Finance from Illinois Institute of Technology, Chicago, Illinois.

Mark C. Frandsen. Mr. Frandsen was elected to the Company Board in 2008. Since 1994, Mr. Frandsen has served as president and Chief Executive Officer of New Season Foods, Inc. in Forest Grove, Oregon. Mr. Frandsen also owns and operates the Grove Commerce Center, an industrial park for food processing and technology-related companies as well as regional manufacturing and service businesses. He has served as chairman of the Northwest Food Processors Association and as a director of the American Frozen Food Institute. He currently serves on the board of directors of the Association for Corporate Growth, the board of trustees for Pacific University, and as vice chairman of TOC Management Services. Mr. Frandsen earned a bachelor of science in finance and international business from the University of Oregon and a Masters of Business Administration degree from the University of Southern California. He also graduated from Nyenrode Business Universiteit in The Netherlands.

Tammy G. Katz. Ms. Katz was elected to the Company Board as of January 1, 2009. Ms. Katz is Chief Executive Officer and founder of Katz Marketing Solutions, a marketing and brand management consulting firm specializing in food and consumer products, in Columbus, Ohio. She is an experienced food marketing and innovation executive and has led marketing of major brands at Frito-Lay, Miller Brewing Company, Mead-Johnson Nutritionals, Borden, and The Scotts Company. Ms. Katz is also Adjunct Instructor of Brand Management at The Ohio State University Fisher College of Business MBA Program and serves on several central Ohio philanthropic boards. Ms. Katz earned a Bachelor of Science in Marketing from The Ohio State University and a Masters of Business Administration degree in Marketing and Finance from The Ohio State University.

Scott S. Wheeler. Mr. Wheeler joined the Company in April 2003 as Corporate Controller, and was promoted to Chief Financial Officer, effective October 27, 2003 and was elected as a Company Board member in June 2004. His most recent position was Vice President and Financial Officer of KBC Edible Beans Division of ConAgra Foods, where he worked for three years. Prior to that, he worked for Mallard’s Food Products both when it was an independent company and after it was sold to Tyson Foods, Inc. He began his career at Mallard’s Food Products in 1994 as Chief Financial Officer until 1999 when he was promoted to General Manager until joining KBC in April of 2000. Prior to joining Mallard’s, Mr. Wheeler held a variety of positions with Basic American Foods over a thirteen-year period. He is a CPA with a Masters of Business Administration degree in Finance from Golden Gate University in San Francisco, California.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE MATTERS

The Company Board held seven meetings during the Company’s last fiscal year ended December 31, 2008. The non-employee directors met four times during 2008 in Executive Session without the Chief Executive Officer, Chief Financial Officer or any other member of management present. The Company Board currently has an Audit Committee, a Compensation/Nominating Committee, and a Corporate Governance Committee. During the last fiscal year, no current director attended fewer than 75% of the total number of meetings of the Company Board and the committees of which he or she was a member.

The Company operates within a comprehensive plan of corporate governance for the purpose of defining independence, assigning responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. The Company regularly monitors developments in the area of corporate governance.

Director Independence

The business of the Company is managed under the direction of the Company Board. The Company Board has the responsibility for establishing broad corporate policies and for reviewing the overall performance of the Company; however, it is not involved in the operating details on a day-to-day basis. The Company Board is kept advised of our business through regular written communications and discussions with management. The Company Board has concluded that all of the following Company Board members, which includes all non-management members, are independent: Mr. Bonner, Mr. McGarvey, Mr. Sampath, Mr. Tunstall, Mr. Frandsen, Mr. Henning, and Ms. Katz.

Compensation of Directors

Director Compensation Table

The following table provides compensation information for the one year period ended December 31, 2008 for each non-employee member of the Company Board holding office during calendar year 2008. Compensation information regarding the two management directors, Mr. Eddings and Mr. Wheeler, is included in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	Total
Charles B. Bonner	$20,000	$18,189	$38,189
Mark C. Frandsen	$10,000	$2,862	$12,862
Van Tunstall	$30,000	$28,586	$58,586
James Wong (Retired 12/31/2008)	$21,000	$18,189	$39,189
Walter L Henning	$26,000	$20,287	$46,287
John H. McGarvey	$26,000	$22,131	$48,131
Viji Sampath	$20,000	$5,244	$25,244

(1)	Independent directors are reimbursed for out-of-pocket travel expenses which are not included in this table. Each Company Board member receives a stipend of $5,000 for each Company Board meeting attended. The Audit Committee Chairperson receives a stipend of $1,500 for each Audit Committee meeting chaired, the Compensation/Nominating Committee chairperson receives a stipend of $1,000 for each Compensation/Nominating Committee meeting chaired, and the Company Board Chairman receives a stipend of $2,500 for each meeting chaired.
(2)	The vesting of outstanding option awards issued between December 8, 2005 and December 31, 2007 occurs over three years. Options issued after January 1, 2008 vest immediately upon issuance. This amount includes 100% of the value of the options issued in 2008 and only a portion of the fair value of the options granted previous to 2008. The fair value of the options granted in 2008 is: Mr. Bonner $2,098; Mr. Frandsen $2,862; Mr. Tunstall $6,293; Mr. Wong $2,098; Mr. Henning $4,195; Mr. McGarvey $4,195; and Mr. Sampath $5,244.

Compensation for Services as a Non-Employee Director

Compensation for non-employee directors is established by the Compensation/Nominating Committee based on analysis performed by it, which includes an extensive review of comparable publicly traded companies in the food industry. On September 20, 2007, the current compensation plan for non-employee directors was approved. Each director who is not an employee is compensated for services as a director by a meeting fee of $5,000 for the first four Company Board and/or committee meetings attended in person during any fiscal year. Non-employee directors are not compensated for participating in telephonic Company Board meetings unless the meeting is a regularly scheduled Company board meeting. The Audit Committee Chairperson receives a meeting fee of $1,500 for each Audit Committee meeting chaired, the Compensation/Nominating Committee chairperson receives a meeting fee of $1,000 for each Compensation/Nominating Committee meeting chaired, and the Company Board Chairman receives a meeting fee of $2,500 for each Company Board meeting chaired. Independent directors are also reimbursed for out-of-pocket travel expenses.

In addition, equity grants of stock options are issued to each director upon election at each annual meeting. The grants vest immediately upon issuance and have an exercise period of seven years from the date of grant. Stock options issued to a director do not expire when the director retires so long as the director is over the age of 55 and served on the Company Board for at least five years.

Board of Directors’ Committees

During 2008, the Company had an Audit Committee, a Compensation/Nominating Committee, and a Corporate Governance Committee, each consisting of independent directors within the meaning of SEC rules and the rules of the Nasdaq Global Market (“Nasdaq”).

Audit Committee

The Audit Committee held eight meetings during the year ended December 31, 2008. The Audit Committee’s primary responsibilities are to:

•	provide oversight of financial management and the independent auditors;

•	ensure that management is maintaining an adequate system of internal controls such that there is reasonable assurance that assets are safeguarded and that financial reports are properly prepared;

•	ensure that there is consistent application of generally accepted accounting principles; and

•	ensure that there is compliance with management’s policies and procedures.

The Audit Committee is governed by its Audit Committee Charter, a copy of which will be provided free of charge to any stockholder upon written request to Scott Wheeler, Secretary, Monterey Gourmet Foods, Inc., 1528 Moffett Street, Salinas, California 93905. The current members of the Audit Committee are Mr. McGarvey, who acts as Chairman of the Audit Committee, Mr. Sampath, and Mr. Bonner. The Audit Committee meets in executive session with the Company’s independent registered public accounting firm without management present at each Audit Committee meeting in which the independent auditors are present. In addition, the Audit Committee Chairman meets and has discussions frequently with our Chief Executive Officer and Chief Financial Officer, and often he meets with the independent auditors outside of and in addition to regularly scheduled Audit Committee meetings. Occasionally, he also participates in disclosure decisions prior to the issuance of certain press releases and filings with the SEC.

Our Board of Directors has determined that each of Mr. Bonner, Mr. McGarvey, and Mr. Sampath qualifies as an Audit Committee Financial Expert, as that term is defined by the rules of the SEC and in compliance with the Sarbanes-Oxley Act of 2002, and that all of the members of the Audit Committee are independent, as that term is defined by the rules of the SEC and Nasdaq.

Compensation/Nominating Committee

The Compensation/Nominating Committee held four meetings during the year ended December 31, 2008. The Compensation Committee was, and remains, active in its efforts to provide incentives to management and our employees in their efforts to address the unique circumstances facing us during 2008 and beyond. The Compensation/Nominating Committee is governed by its Compensation/Nominating Committee Charter, a copy of which will be provided free of charge to any stockholder upon written request to Scott Wheeler, Secretary, Monterey Gourmet Foods, Inc., 1528 Moffett Street, Salinas, California 93905. The current members of the Compensation/Nominating Committee are Mr. Henning, who acts as Chairman of the Compensation/Nominating Committee, Mr. Frandsen, and Ms. Katz. All of the members of the Compensation Committee are independent, as that term is defined by the rules of the SEC and Nasdaq relating to Compensation/Nominating Committee members.

The general responsibilities of the Compensation/Nominating Committee include:

•	setting the compensation policy for the Company;

•	reviewing and recommending executive compensation, including officer salary levels, incentive compensation programs and stock option grants;

•	researching and proposing potential candidates for the Company Board; and

•	approving executive recruitment matters.

The Compensation/Nominating Committee considers candidates for director nominees proposed by directors, the Chief Executive Officer and stockholders. In reviewing potential candidates for the Company Board, the Compensation/Nominating Committee considers individuals who have distinguished records for leadership and success in their area of activity and who will make meaningful contributions to the Company Board. The Compensation/Nominating Committee selects nominees for director on the basis of broad experience, character, integrity, wisdom, ability to make independent analytical inquiries, ability to think strategically, as well as their understanding of the Company’s business environment. Further criteria include a candidate’s personal and professional ethics, integrity and values, as well as the willingness to devote sufficient time to attend meetings and participate effectively on the Company Board.

Potential candidates are screened and interviewed by the Compensation/Nominating Committee. All members of the Company Board may interview the final candidates. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by stockholders.

If you would like the Compensation/Nominating Committee to consider a prospective candidate, in accordance with our Bylaws, please submit the candidate’s name and qualifications to: Scott Wheeler, Secretary, Monterey Gourmet Foods, Inc., 1528 Moffett Street, Salinas, California 93905. If the Offer and the Merger are completed, however, we will no longer be a publicly traded company and we will cease to file proxy statements, at which point we will cease to consider recommendations for directors.

Corporate Governance Committee

The Corporate Governance Committee held four meetings during the year ended December 31, 2008.

The Corporate Governance Committee’s duties are governed by its Corporate Governance Committee Charter, a copy of which will be provided free of charge to any stockholder upon written request to Scott Wheeler, Secretary, Monterey Gourmet Foods, Inc., 1528 Moffett Street, Salinas, California 93905. The members of the Corporate Governance Committee are Mr. Tunstall, who acts as Chairman of the Corporate Governance Committee, Mr. Henning and Mr. McGarvey. All of the members of the Corporate Governance Committee are independent, as that term is defined by the rules of the SEC and Nasdaq.

The duties and responsibilities of the Corporate Governance Committee include overseeing matters of corporate governance, such as the evaluation of the performance and practices of the Company Board.

Corporate Governance Principles

We recognize corporate governance as a key element to effective performance and the protection of stockholders. As part of our commitment to corporate governance:

•	our Board appointed Mr. Tunstall as our Chairman of the Board, and he interfaces with our management and legal counsel on a regular basis;

•	we adopted a code of business conduct and ethics that applies to all our employees, officers and directors;

•	we formed a Corporate Governance Committee;

•	we adopted a policy that our independent directors meet in executive sessions at each Board meeting; and

•	we adopted a policy that prohibits any related party transactions.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors and all of our employees, including our executive officers. Our Code of Business Conduct and Ethics includes a policy regarding insider transactions. A copy of the Code of Business Conduct and Ethics, which complies with the definition of a “code of ethics” under section 406(c) of the Sarbanes-Oxley Act of 2002, will be provided without charge upon request by mail to Mr. Scott Wheeler, Secretary, Monterey Gourmet Foods, Inc., 1528 Moffett Street, Salinas, California 93905.

Directors’ Attendance at Annual Meetings of Stockholders

It has been a longstanding practice of the Company for all directors to attend the annual meeting of stockholders. All of the members of the Company Board who were elected at the Company’s 2007 annual meeting of stockholders (except Mr. Wong, who retired from the Company Board on December 31, 2008) and Mr. Sampath (who was elected to the Company Board on January 1, 2008) attended the Company’s 2008 annual meeting of stockholders.

Communication with the Board of Directors

The Board of Directors maintains a process for stockholders to communicate with the Company Board or any Company Board member. Stockholders who desire to communicate with the Company Board should send any communication to the Company’s Secretary, c/o Monterey Gourmet Foods, Inc., 1528 Moffett Street, Salinas, California 93905. Any communication must state the number of Shares beneficially owned by the stockholder making the communication. The Secretary of the Company will forward such communication to the full Company Board or to any individual director or directors to whom the communication is directed unless the communication is threatening or illegal, uses inappropriate expletive language or is similarly inappropriate, in which case the Secretary of the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains the principles underlying the Company’s compensation policies and decisions and the principal elements of compensation paid to our executive officers during 2008. Our Chief Executive Officer, Chief Financial Officer and the other executive officers included in the Summary Compensation Table will be referred to as the “named executive officers” for purposes of this discussion. In general, the compensation principles for our named executive officers are similar to those of all our other executive officers.

Overview of Compensation Policy

The Company’s Compensation/Nominating Committee is empowered to review and approve, or in some cases recommend for the approval of the full Company Board the annual compensation for the executive officers of the Company. The Compensation/Nominating Committee has the responsibility for establishing, implementing, and monitoring the Company’s compensation strategy and policy. Among its principal duties, the Compensation/Nominating Committee ensures that the total compensation of the executive officers is fair, reasonable and competitive.

Objectives and Philosophies of Compensation

The primary objective of the Company’s compensation policy, including the executive compensation policy, is to help attract and retain qualified, energetic managers who are enthusiastic about the Company’s mission and products. The policy is designed to reward the achievement of specific annual and long-term strategic goals aligning executive performance with company growth and stockholder value. In addition, the Company Board strives to promote an ownership mentality among key leaders and the Company Board.

Setting Executive Compensation

The compensation policy is designed to reward performance. In measuring executive officers’ contribution to the Company, the Compensation/Nominating Committee considers numerous factors including the Company’s growth and financial performance as measured by revenue, gross margin and net income before taxes among other key performance indicators.

Regarding most compensation matters, including executive and director compensation, management provides recommendations to the Compensation/Nominating Committee; however, the Compensation/Nominating Committee does not delegate any of its functions to others in setting compensation. The Compensation/Nominating Committee does not currently engage any consultant to provide advice regarding executive and/or director compensation matters.

Stock price performance has not been a factor in determining annual compensation because the price of the Company’s Shares is subject to a variety of factors outside of management’s control. The Company does not subscribe to an exact formula for allocating cash and non-cash compensation. However, a significant percentage of total executive compensation is performance-based. Historically, the majority of the incentives to executives have been in the form of non-cash incentives in order to better align the goals of executives with the goals of stockholders.

Elements of Company’s Compensation Plan

The principal components of compensation for the Company’s executive officers are:

•	base salary;

•	performance-based incentive cash compensation;

•	right to purchase the company’s stock at a preset price (stock options); and

•	retirement and other benefits

Base Salary

The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the calendar year. Base salary ranges for named executive officers are determined for each executive based on his or her position and responsibility.

During its review of base salaries for executives, the Compensation/Nominating Committee primarily considers:

•	market data;

•	internal review of the executive’s compensation, both individually and relative to other officers; and

•	individual performance of the executive.

Salary levels are typically evaluated annually as part of the Company’s performance review process as well as upon a promotion or other change in job responsibility. Due to current national economic conditions, management chose not to accept any increases to their base salaries for 2009.

Performance-Based Incentive Compensation

The management incentive plan gives the Compensation/Nominating Committee the latitude to design cash and stock-based incentive compensation programs to promote high performance and achievement of corporate goals, encourage the growth of stockholder value and allow key employees to participate in the long-term growth and profitability of the Company. Stock-based compensation continues to be a viable part of the Company’s compensation strategy.

For stock-based programs, the Compensation/Nominating Committee may grant participants stock options which are the only non-cash incentive currently approved by the stockholders of the Company. In granting these awards, the Compensation/Nominating Committee establishes parameters such as vesting schedules and terms of the grants.

All awards of shares of the Company’s stock options are made at the market price at the time of the award. Annual awards of stock options to executives are made at the Compensation/Nominating Committee’s regularly scheduled meeting while the stock options awarded to outside Company Board members are automatically granted at the regularly scheduled annual stockholders meeting.

Newly hired or promoted executives receive their award of stock options on the first business day of their hire or promotion or at the time the Compensation/Nominating Committee meets and approves such grants.

Ownership Guidelines

To directly align the interests of the Company Board with the interests of the stockholders, the Compensation/Nominating Committee recommends that each Company Board member maintain a minimum ownership interest in the Company. Currently, the Compensation/Nominating Committee recommends that each Company Board member own a minimum of 5,000 Shares with such stock to be acquired within a reasonable time following election to the Company Board.

Stock Option Program

The Stock Option Program assists the Company to:

•	enhance the link between the creation of stockholder value and long-term executive incentive compensation;

•	provide an opportunity for increased equity ownership by executives; and

•	maintain competitive levels of total compensation.

Stock option award levels are determined based on market data, vary among participants based on their positions within the Company, and are granted at the Compensation/Nominating Committee’s regularly scheduled meeting. Options are awarded at the Nasdaq’s closing price of the Shares on the date of the grant. The Compensation/Nominating Committee has never granted options with an exercise price that is less than the closing price of the Shares on the grant date, nor has it granted options which are priced on a date other than the grant date.

Options granted by the Compensation/Nominating Committee vest at a rate of 33% per year over the first three years of the ten-year option term. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights.

Beginning on January 1, 2006, the Company began accounting for stock-based payments including its Stock Option Program and its Employee Stock Purchase Plan in accordance with the requirements of FASB Statement 123(R), which requires that the fair value of options, calculated as of the date of grant, be expensed over the vesting period of each option.

Retirement and Other Benefits

All employees of the Company are eligible to participate in the Company’s 401(k) Retirement Plan and Employee Stock Purchase Plan.

401(k) Retirement Plan

In 1996, the Company instituted a 401(k) Retirement Plan (the “Plan”) covering substantially all full-time employees with six months of service. Under the Plan, employees may elect to defer up to 15% of compensation (subject to certain limitations). Beginning in January 2003 and ending March 2009 the Company used a Safe Harbor Plan that matches employee contributions up to 4% of compensation. After March 2009, the Company ceased its Safe Harbor provisions of the 401(k) plan and is not matching employee contributions. However, the Company may make an annual discretionary profit-sharing contribution. Employee contributions, Company matching contributions, and related earnings are always 100% vested.

Employee Stock Purchase Plan

In October 1994, the Company Board adopted a qualified employee stock purchase plan, referred to as the 1995 Employee Stock Purchase Plan (the “ESPP”). Under the ESPP, eligible employees (those who have completed one year of continuous employment with the Company) may purchase Shares through payroll deductions not to exceed 10% of gross wages. The Company has reserved 200,000 Shares for issuance under the ESPP, which remains in effect until terminated by the Company Board, or until all of the Shares reserved for issuance under the ESPP have been issued. Unless the Company Board has otherwise provided a higher amount prior to the commencement of an offering period, the offering exercise price for each purchase period is 85% of the lesser of (a) the fair market value of the Shares on the offering date of such offering period or (b) the fair market value of the Shares on the given purchase date.

On October 8, 2009, the Company Board (i) approved and adopted an amendment to the ESPP providing that no new offering periods under the ESPP will commence following October 8, 2009, and (ii) authorized, upon consummation of the Offer, the termination of the ESPP and the return to ESPP participants of all accumulated payroll deductions thereunder.

Perquisites and Other Personal Benefits

The Company provides some executive officers with perquisites and other personal benefits, including an automobile allowance, that the Company and the Compensation/Nominating Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Compensation/Nominating Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.

Each employee of the Company is entitled to term life insurance, premiums for which are paid by the Company in the amount of one times annual base salary. In addition, each employee is entitled to receive certain medical and dental benefits and part of the cost is funded by the employee.

Accounting and Tax Considerations

The Company’s stock option grant policy has been impacted by the implementation of FASB Statement 123(R), which was adopted in the first quarter of fiscal year 2006. Under this accounting pronouncement, the Company is required to value unvested stock options granted prior to the adoption of SFAS 123 under the fair value method and expense those amounts in the income statement over the stock option’s remaining vesting period.

Section 162(m) of the Internal Revenue Code restricts deductibility of executive compensation paid to the Company’s chief executive officer and each of the four other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under Section 162(m) or related regulations. The Compensation/Nominating Committee’s policy is to qualify its executive compensation for deductibility under applicable tax laws to the extent practicable. In the future, the Compensation/Nominating Committee will continue to evaluate the advisability of qualifying its executive compensation for full deductibility.

Executive Officers

The following table sets forth certain information concerning the Company’s named executive officers:

Name	Age	Position
Eric C. Eddings	48	President and Chief Executive Officer since 2006(1)
Scott S. Wheeler	54	Chief Financial Officer and Corporate Secretary since 2003(2)
Michael P. Schall(3)	55	Vice-President since 2008(3)

(1)	Previous to his appointment as President and Chief Executive Officer of the Company, Mr. Eddings was President of the Company’s Natural Foods Division following the Company’s acquisition of CIBO Naturals in 2004. Previous to that acquisition, Mr. Eddings was Chief Operating Officer and a minority stockholder of CIBO Naturals.
(2)	Mr. Wheeler joined the Company as its Controller in April 2003, and was previously Vice President and Financial Officer of the KBC Edible Beans Division of ConAgra Foods.
(3)	Mr. Schall was a Director of the Company from 2001 through 2007. Mr. Schall was formerly President of Strategic Marketing Methods, a consulting and advisory firm providing sales and marketing, business development advisory and new product expertise to the food and foodservice industries, and served as Senior Vice President of Sales, Marketing, and Direct Store Delivery for Wise Foods, a snack food company, from January 2002 until March 2003.

Summary Compensation Table

The following table includes information concerning compensation for the three year period ended December 31, 2008 in reference to the named executive officers.

Name and Principal Position	Year	Salary $(4)	Bonus $(5)	Option Awards(6)	All Other Compensation(7)		Total
Eric C. Eddings(1)	2008	$310,000	$75,600	$80,839	$18,200		$484,639
President and CEO	2007	$292,692	$195,495	$167,976	$21,068		$677,231
	2006	$227,950	$155,622	$74,631	$16,431		$474,634

Scott S. Wheeler(2)	2008	$202,094	$20,608	$38,267	$52,514	(8)	$313,483
Chief Financial Officer	2007	$195,673	$48,850	$37,823	$8,427		$290,773
	2006	$177,308	$15,000	$24,549	$7,092		$223,949

Michael P. Schall(3)	2008	$217,500	$13,422	$40,234	$11,602		$282,758
Vice President	2007	$616	$—	$4	$—		$620

(1)	Mr. Eddings joined the Company in January 2004 as part of the acquisition of CIBO Naturals LLC. Mr. Eddings became President and Chief Executive Officer on September 5, 2006.
(2)	Mr. Wheeler joined the Company in April 2003 and was promoted to Chief Financial Officer in October 2003.
(3)	Mr. Schall began working as Vice President on December 31, 2007. Before December 31, 2007, Mr. Schall served as a Director of the Company.

(4)	Includes amounts (if any) deferred at the named executive officer’s option under the Company’s 401(k) plan.
(5)	Bonuses were based on the Company’s performance and other objectives obtained.
(6)	Amounts calculated utilized the provisions of SFAS No. 123R “Share-based Payments” of the consolidated financial statements and reconciled to the amounts expensed in the Company’s 2008 financial statements excluding the effects of forfeitures. Since the vesting of option awards occurs generally over a three-year period, this amount represents only a portion of the fair value of the options granted during 2005, 2006, 2007 and 2008. See Option Award Expense for 2008 below.
(7)	The Company matched 100% of the employee contributions to the Company’s 401(k) plan up to 4% of individual compensation. All of the named executives contributed a minimum of 4% of base salary to the 401(k) plan and the Company matched that contribution. Also, Mr. Eddings and Mr. Schall received a car allowance.
(8)	Mr. Wheeler received $44,400 in relocation funds to relocate from the State of California to the State of Washington.

Option Award Expense for 2008

Some compensation figures included in the “Summary Compensation Table” section of this Information Statement were paid to executives in 2008 for performance in prior years. Under SEC Rules, the Company is required to report dollar amounts of the stock options for each named executive officer, recognized or expensed by the Company in the previous calendar year as compensation costs for financial reporting purposes (excluding forfeiture assumptions) in accordance with FAS 123R. The amounts that the Company expensed for calendar year 2008 are reported in the Summary Compensation Table above. The table below shows for each named executive officer the total dollar amounts of stock options expensed in 2008, along with a breakdown of the grant date fair values of the options made in 2005, 2006, 2007, and 2008, and the portion of each of those grants that was expensed in 2008.

		Stock Option Grants ($)					Total 2008 Expense ($)
Name and Principal Position		12/9/2005	9/13/2006	3/2/2007	4/30/2008	12/4/2008
Eric C. Eddings	Fair Value of Grant	$31,982	$317,085	$—	$—	$46,883
President and CEO	2008 Expense	3,590	75,200	—	—	2,049	$80,839

Scott S. Wheeler	Fair Value of Grant	42,642	—	52,872	36,168	$28,130
Chief Financial Officer	2008 Expense	4,786	—	17,948	14,303	1,230	38,267

		Stock Option Grants ($)					Total 2008 Expense ($)
Name and Principal Position		5/19/2006(1)	6/22/2007(1)	12/31/2007	4/30/2008
Michael P. Schall	Fair Value of Grant	$40,211	$20,136	$12,894	$36,168
Vice President	2008 Expense	7,377	8,714	9,840	14,303		$40,234

(1)	Issued as a Director

Grants of Plan-Based Awards for 2008

The following table sets forth certain information with respect to the options granted during or for the calendar year ended December 31, 2008 to each of the named executive officers.

Name and Principal Position	Grant Date	All Other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Eric C. Eddings	12/4/2008	100,000	$1.12	$46,883
President and CEO

Scott S. Wheeler	4/30/2008	30,000	$3.02	$36,168
Chief Financial Officer	12/4/2008	60,000	$1.12	$28,130

Michal P. Schall	4/30/2008	30,000	$3.02	$36,168
Vice President

(1)	All options listed above vest at a rate of 33% per year over the first three years of the ten-year option term.

Outstanding Equity Awards at December 31, 2008

The following table includes certain information with respect to the value at the calendar year end December 31, 2008 of all unexercised options previously awarded to the named executive officers.

	Option Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price	Option Expiration Date
Eric C. Eddings	15,000	—	$3.95	12/9/2015
President and CEO	100,000	50,000	$3.89	9/13/2016
	—	100,000	$1.12	12/4/2018

Scott S. Wheeler	10,000	—	$3.39	4/26/2013
Chief Financial Officer	15,000	—	$3.76	10/29/2013
	15,000	—	$3.44	11/11/2014
	20,000	—	$3.95	12/9/2015
	8,334	16,666	$4.43	3/2/2017
	—	30,000	$3.02	4/30/2018
	—	60,000	$1.12	12/4/2018

Michael P. Schall	15,000	—	$6.94	10/25/2011
Vice President	15,000	—	$5.85	10/25/2012
	15,000	—	$3.71	10/27/2013
	6,250	—	$3.25	7/29/2014
	10,000	—	$3.36	7/28/2015
	6,666	3,333	$7.14	5/19/2016
	10,000	—	$3.19	12/31/2017
	—	30,000	$3.02	4/30/2018

(1)	Options with an expiration date before December 8, 2015 vest over 24 months and all options with an expiration date after December 8, 2015 (except for options issued to outside directors beginning in 2008) vest at a rate of 33% per year over the first three years of the ten-year option term.

Option Exercises and Stock Vested in 2008

No options were exercised by the named executive officers during the calendar year ended December 31, 2008.

Certain Relationships and Related Transactions

The Company’s policy is to forbid all related party transactions; hence there is no separate policy to govern Company Board review or approval of such matters. As of December 31, 2008, there were no related party transactions. We are party to indemnification agreements with each of the named executive officers and directors. Such indemnification agreements require us to indemnify these individuals to the fullest extent permitted by law.

Employment Contracts and Termination of Employment

The Company has entered into an employment agreement, dated as of September 15, 2006, with Mr. Eddings (the “Employment Agreement”). Pursuant to the Employment Agreement, the Company pays Mr. Eddings a competitive base salary per year. He is also eligible for an annual cash bonus based on performance and achieving certain goals. In addition, Mr. Eddings received an incentive stock option to purchase Shares that vests and is exercisable in equal installments on each of the first, second, and third anniversaries of his employment agreement. For 2008, Mr. Eddings received a base compensation of $310,000 and received incentive stock options to purchase 100,000 Shares. In accordance with the Employment Agreement and subject to the conditions therein, if Mr. Eddings is terminated by the Company Board without cause, Mr. Eddings will be eligible for severance compensation equal to twelve months of his then applicable base annual salary.

Change in Control Arrangements

The Company has also entered into Change in Control Severance Agreements with Mr. Eddings, Mr. Wheeler, Mr. Schall, Ms. Cottrell, and Mr. Brown (collectively, the “Change in Control Agreements”). The compensation set forth in the Change in Control Agreements becomes payable upon each such executive’s termination or reduction in status, in each case occurring in connection with the closing of a sale or conveyance of all or a majority of the consolidated assets or business of the Company and its subsidiaries, directly or indirectly, whether through the sale of stock or other equity interests, the sale of assets, or by merger, consolidation or other business combination, or any combination thereof, or any other transaction or series of related transactions having an economic effect substantially equivalent to the above. In accordance with the Change in Control Agreements, upon the occurrence of such specified events, Mr. Eddings could be eligible to receive two years of his base salary, and Mr. Wheeler, Mr. Schall, Ms. Cottrell, and Mr. Brown could each be eligible to receive one year of their respective base salaries.

Compensation Committee Interlocks and Insider Participation

Executive compensation is administered by a Compensation/Nominating Committee comprised of three independent members of the Company Board: Mr. Henning, Mr. Frandsen, and Ms. Katz. No named executive officer served as a director or member of the compensation committee of any other entity.

Report of Compensation/Nominating Committee on Executive Compensation

We have reviewed and discussed with management the Compensation Discussion and Analysis provided above in this Information Statement. Based on the reviews and discussions referred to above, we recommend to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement.

Compensation/Nominating Committee

Walter Henning, Chairman
Mark C. Frandsen
Tammy G. Katz

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our voting stock beneficially owned as of September 30, 2009, by each person known by us to be the beneficial owner of at least 5% of our Common Stock, each of our current directors, each of our current named executive officers and all of our current executive officers and directors as a group.

Unless noted otherwise, we believe that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them, subject to community property laws where applicable. Beneficial ownership exists when a person either has the power to vote or sell Common Stock. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the applicable date, whether upon the exercise of options or otherwise.

The number of Shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any Shares as to which the individual or entity has sole or shared voting power or investment power and includes any Shares that an individual or entity has the right to acquire beneficial ownership of within 60 days of September 30, 2009 through the exercise of any warrant, stock option or other right.

	Shares Owned
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage of Class
Gruber and McBaine Capital Management(2) 50 Osgood Place, Penthouse San Francisco, CA 94133	2,074,705	12.4%

T. Rowe Price Associates, Inc.(3) 100 East Pratt Street Baltimore, MD 21202	1,527,300	9.1%

Dimensional Fund Advisors(4) 1299 Ocean Ave. Santa Monica, CA 90401	1,409,049	8.4%

Heartland Advisors, Inc.(5) 789 North Water Street Milwaukee, WI 53202 789	1,606,550	9.6%

Van Tunstall(6)	199,974	1.2%

Michael P. Schall(7)	103,250	*

Tammy G. Katz(8)	12,500	*

Charles B. Bonner(9)	201,073	1.2%

Scott S. Wheeler(10)	92,667	*

Walter L. Henning(11)	150,417	*

Eric C. Eddings(12)	240,593	1.4%

John H. McGarvey(13)	59,167	*

Mark C. Frandsen(14)	14,166	*

Viji Sampath(15)	8,250	*

All Officers and Directors as a group (10 persons)(16)	1,082,057	6.4%

*	Represents less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after September 30, 2009 are deemed outstanding, while such Shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Options granted under the 2002 Option Plan generally become exercisable as the underlying Shares vest. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all Shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated, the address of each of the individuals listed in the table is: c/o Monterey Gourmet Foods, Inc., 1528 Moffett Street, Salinas, California 93905.
(2)	Jon D. Gruber and J. Patterson McBaine are the only managers of, and hold all executive offices of, Gruber and McBaine Capital Management LLC (“GMCM”), an investment advisor. GMCM is the general partner of Lagunitas Partners, L.P. (“Lag”), a California investment limited partnership. As of September 30, 2009, GMCM had shared voting and investment power over 2,074,705 Shares; Mr. Gruber had sole voting and investment power over 313,820 Shares and shared voting and investment power over 1,429,135 Shares; Mr. McBaine had sole voting and investment power over 331,750 Shares and shared voting and investment power over 2,074,705 Shares; Lag has shared voting and investment power over 1,214,185 Shares. Neither Mr. Gruber nor Mr. McBaine participate in the management of the Company, direct the policies of the Company, or serve on the Company Board.
(3)	T. Rowe Price Associates, Inc (“Price Associates”) had sole dispositive power for an entire holding of 1,527,300 Shares and sole voting power over 262,800 Shares. These securities are owned by various individual and institutional investors for whom Price Associates serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(4)	Dimensional Fund Advisors Inc (“Dimensional”), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended, which furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, as amended, and serves as investment manager to certain other commingled groups trusts and separate accounts, directly or indirectly held 1,409,049 Shares. In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over 1,409,049 Shares. However, Dimensional disclaims beneficial ownership of these securities. In addition, no Dimensional officer serves as an executive officer or director of the Company.
(5)	Heartland Advisors, Inc. is an investment adviser registered with the SEC, and William J. Nasgovitz, President is the principal shareholder of Heartland Advisors, Inc. Heartland Advisors, Inc. may be deemed to have beneficial ownership of 1,606,550 Shares within the meaning of Rule 13d-3 of the Exchange Act by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and William J. Nasgovitz may be deemed to have such beneficial ownership as a result of his ownership interest in Heartland Advisors, Inc. Heartland Advisors, Inc. and Mr. Nasgovitz each specifically disclaim beneficial ownership of any Shares.
(6)	Includes 127,500 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.
(7)	Includes 91,250 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.
(8)	Includes 7,500 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.
(9)	Includes 102,917 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.
(10)	Includes 86,667 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.

(11)	Includes 6,200 Shares held in an IRA account in the name of Teresa A. Henning to which Mr. Henning claims beneficial ownership, and 111,667 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.
(12)	Includes 165,000 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.
(13)	Includes 29,167 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.
(14)	Includes 9,166 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.
(15)	Includes 6,250 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.
(16)	Includes 737,084 Shares subject to options granted under the 2002 Option Plan which are exercisable within 60 days of September 30, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires officers, directors and any persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. Specific due dates for these records have been established, and we are required to report in this Information Statement any known failure in 2008 to file by these dates. To our knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, we believe that all reports required under Section 16(a) were timely filed during the year ended December 31, 2008.

LEGAL PROCEEDINGS

On October 14, 2009, James Carrazza, a purported stockholder of the Company, filed a putative class action complaint in the Delaware Court of Chancery on behalf of himself and all other similarly situated stockholders of the Company, captioned Carrazza v. Monterey Gourmet Foods, Inc., et al., C.A. No. 4992-CC. On October 16, 2009 and November 3, 2009, other purported stockholders of the Company filed putative class action complaints in the Superior Court of the State of California, Monterey County, on behalf of themselves and all other similarly situated stockholders of the Company, captioned Thurmann v. Eddings, et al. Case No. M101914 and Stephen Filtsch Custodian FBO Stephen G. Filtsch, Jr. and Julie E. Filtsch v. Monterey Gourmet Foods, Inc., et al., Case No. M102250, respectively.

The stockholder complaints purport to assert claims against the Company, the board of directors of the Company, Parent, and Purchaser alleging breaches of fiduciary duty and aiding and abetting breaches of fiduciary duty in connection with the Offer to Purchase. Among other things, the complaints allege that the proposed transactions contemplated in the Merger Agreement were the result of a flawed process and that the Company is being sold at an unfair price. Among other relief, plaintiffs in each of these actions seek an order enjoining defendants from proceeding with the Merger Agreement, as well as rescissionary damages, restitution, and attorneys’ fees. Discovery has not commenced, and no trial has been set in any of these actions.

Additionally, on September 4, 2009, UTR, LLC, a bidder for the Company, filed an inspection action against the Company in Delaware Chancery Court, alleging that the Company failed to consider breaking itself into four pieces as opposed to selling the entire enterprise, failed to explain how the Committee was constituted, failed to explain what the Company had done to investigate whether Mr. Tunstall, who sat on the Committee, was affiliated with another bidder. UTR, LLC v. Monterey Gourmet Foods, Inc., CA 4861-VCS (Del. Ch. filed Sept. 4, 2009). That action is proceeding.

While the lawsuits are in the preliminary stages, the Company believes that they are entirely without merit and intends to defend against them vigorously.

PROCEDURES FOR NOMINATING OR RECOMMENDING FOR NOMINATION CANDIDATES FOR DIRECTOR

The process followed by our Compensation/Nominating Committee to identify and evaluate director candidates includes requests to Company Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and the Company Board.

Stockholders may recommend individuals to our Compensation/Nominating Committee for consideration as potential director candidates by submitting their names, together with appropriate information about the candidate that would be required to be included in a proxy statement under the rules of the Securities and Exchange Commission, information about the relationship between the candidate and the recommending stockholder, the consent of the candidate to serve as a director and proof of the number of Shares that the recommending stockholder owns and the length of time the Shares have been owned to: Scott Wheeler, Secretary, Monterey Gourmet Foods, Inc., 1528 Moffett Street, Salinas, California 93905, at least 120 days before the one-year anniversary of the date of mailing of our proxy materials for the prior year’s annual meeting of stockholders. Assuming that appropriate material has been provided on a timely basis, the Compensation/Nominating Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. In addition, our Bylaws provide certain requirements for advance notification of director nominations by stockholders. In order to be timely, a stockholder notice must be received in writing by our Secretary at our principal executive offices not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be received in writing by our Secretary at our principal executive offices not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

In considering whether to recommend any particular candidate for inclusion in the Company Board’s slate of recommended director nominees, our Compensation/Nominating Committee will apply the criteria contained in the Compensation/Nominating Committee Charter. In reviewing potential candidates for the Company Board, the Compensation/Nominating Committee considers individuals who have distinguished records for leadership and success in their area of activity and who will make meaningful contributions to the Company Board. The Compensation/Nominating Committee selects nominees for director on the basis of broad experience, character, integrity, wisdom, ability to make independent analytical inquiries, ability to think strategically, as well as their understanding of the Company’s business environment. Further criteria include a candidate’s personal and professional ethics, integrity and values, as well as the willingness to devote sufficient time to attend meetings and participate effectively on the Company Board.

If the Offer and the Merger are completed, however, we will no longer be a publicly traded company and we will cease to file proxy statements, at which point we will cease to consider recommendations for directors.

ANNEX II

OPINION OF WILLIAM BLAIR & COMPANY, L.L.C.

October 8, 2009

Board of Directors

Monterey Gourmet Foods, Inc.

1528 Moffett Street

Salinas, California 93905

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than Pulmuone U.S.A., Inc., (“Parent”) or its affiliates) of the outstanding shares of common stock, par value $.001 (together with the associated preferred stock purchase rights, the “Common Stock”) of Monterey Gourmet Foods, Inc. (the “Company”) (collectively the “Stockholders”) of the Consideration (as defined below) to be received by the Stockholders pursuant to the Agreement and Plan of Merger dated as of October 8, 2009 (the “Merger Agreement”) by and among Parent, Pulmuone Cornerstone Corporation., a wholly-owned subsidiary of Parent (“Purchaser”), and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Purchaser will make a tender offer (the “Offer”) to acquire all of the issued and outstanding Common Stock of the Company for $2.70 per share, in cash (the “Consideration.”) Following consummation of the Offer, the Merger Agreement provides for, among other things, the merger of Purchaser with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) pursuant to which the Company will become a wholly-owned subsidiary of Parent and each share of Common Stock not owned by Parent or Purchaser, as well as treasury shares and dissenting shares, will be converted into the right to receive the Consideration upon consummation of the Merger.

In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) a draft dated October 6, 2009 of the Merger Agreement; (b) certain audited historical financial statements of the Company for the years ended December 31, 2007 and 2008; (c) the unaudited financial statements of the Company for the six months ended June 30, 2009; (d) certain internal business, operating and financial information and forecasts of the Company (the “Forecasts”), prepared by the senior management of the Company; (g) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (i) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (j) current and historical market prices and trading volumes of the Common Stock; and (k) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement for the Transaction, we were not requested to approach third parties to solicit indications of interest in a possible acquisition of the Company.

In rendering our opinion, we have assumed and relied, without any duty of independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including, without limitation, the Forecasts, and we have not assumed any responsibility or liability therefor. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company, nor have any such valuations or appraisals been provided to us. We have been

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advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors, or employees (or any class of such persons) relative to the compensation to other stockholders. We were not asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal, accounting and tax matters on advice of the Company’s advisors. We have assumed that the executed form of the Merger Agreement will conform in all material respects to the last draft thereof reviewed by us and that the Transaction will be consummated on the terms described in the draft Merger Agreement, without any amendment or waiver of any material terms or conditions by the Company. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Surviving Corporation (as defined in the Merger Agreement) or the ability of the Surviving Corporation to pay its obligations when they become due.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. We are familiar with the Company, having provided certain investment banking services to the Company from time to time. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders (other than Parent or its affiliates) of the Consideration in connection with the Transaction, and we do not address the merits of the underlying decision by the Company to engage in the Transaction and this opinion does not constitute a recommendation to any Stockholder as to whether or not such Stockholder should tender shares pursuant to the Offer or how such stockholder should vote or act with respect to the proposed Merger. It is understood that this opinion, and any written materials provided by William Blair & Company, will not be reproduced, summarized, described, relied upon or referred to or given to any other person for any purpose without William Blair & Company’s prior written consent, except that this opinion may be included in its entirety in a proxy statement or Schedule 14D-9 mailed to Stockholders by the Company with respect to the Transaction. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration to be received by Stockholders (other than Parent or its affiliates) pursuant to the Transaction is fair, from a financial point of view, to such stockholders.

Very truly yours,

/s/ WILLIAM BLAIR & COMPANY, L.L.C.
WILLIAM BLAIR & COMPANY, L.L.C.

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ANNEX III

THE GENERAL CORPORATION LAW

OF

THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this

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section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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